Finisar

2002 Annual Report

Technology Leadership

Finisar is a leading provider of fiber optic subsystems and network performance test and monitoring systems which enable high-speed data communications over LANs, SANs and MANs. We are focused on providing leading-edge, high-performance, reliable, value-added products for data networking and storage equipment manufacturers that develop and market systems based on Ethernet and Fibre Channel protocols.

The Finisar Advantage

- **High Reliability**
- **High Level of Data Integrity**
- **Value-Added Functions and Intelligence**
- **Breadth of Product Lines and Applications**

Product Offerings

Optical Components and Subsystems
Our line of products support a wide range of network applications, transmission speeds, distances, and physical configurations. Our optical subsystems operate at varying protocols, speeds, fiber types, voltages, wavelengths and distances and are available in a variety of industry standard packaging configurations, or form factors. Our optical subsystem products consist of transmitters, photodetectors, receivers and transceivers principally based on the Gigabit Ethernet and Fibre Channel protocols.

Network Performance Test & Monitoring Systems
Synergistic with our fiber optic product lines, our test and monitoring systems allow engineers, service technicians and network managers to generate and capture data at high speeds, filter the data and identify various types of intermittent errors and other network problems for SANs, LANs, wireless networks, voice-over-internet protocol applications and newly emerging technologies including InfiniBand and iSCSI.



Clockwise, Left to Right. 10 Gigabit Ethernet Transponder, Passive CWDM Fiber Optic Modules, SONET Optical SFP Transceiver



Left to Right. Multi-Protocol Analyzer; Notebook-Based Analyzer, Generator or BERT

Pro Forma Financial Highlights

	For Fiscal Year Ended April 30,				
	2002	2001	2000	1999	1998
	(in thousands, except per share and margin data)				
Selected Statement of Operations Data:					
Revenues	$ 147,265	$ 188,800	$ 67,147	$35,471	$22,067
Gross profit (1)	$ 36,253	$ 77,043	$ 32,957	$19,957	$13,362
Gross margin (1)	24.6%	40.8%	49.1%	56.3%	60.6%
Operating income/(loss) (1)(2)	$ (58,986)	$ 16,514	$ 8,513	$ 5,649	$ 7,094
Operating margin/(loss) (1)(2)	(40.1%)	8.7%	12.7%	15.9%	32.1%
Net income/(loss) (1)(2)(3)	$ (40,083)	$ 22,219	$ 8,411	$ 3,473	$ 4,359
Net income/(loss) per diluted common share (1)(2)(3)	$ (0.22)	$ 0.13	$ 0.06	$ 0.03	$ 0.03
Shares used for diluted net income per share (4)	181,136	175,381	144,102	134,814	131,259
Selected Balance Sheet Data:					
Cash equivalents and short-term investments	$ 144,097	$ 146,111	$320,735	$ 5,044	$ 722
Working capital	$ 222,603	$ 249,000	$342,711	$13,011	$ 5,730
Total assets	$1,041,281	$1,029,995	$364,920	$20,955	$ 7,761
Long-term debt (5)	$ 89,239	$ —	$ —	$11,032	$ 416
Total stockholders' equity and convertible redeemable preferred stock	$ 879,002	$ 941,851	$352,422	$ 4,757	$ 6,447

(1) Reflects pro forma results which exclude non-cash charges for the amortization of acquired developed technology and the write-down of obsolete and slow moving inventory, offset by benefit from sale of previously written-off inventory.
(2) Reflects pro forma results which exclude (a) amortization of deferred stock compensation from stock options granted to employees and directors prior to the Company's IPO in November 1999 and subsequent acquisitions, (b) the write off of acquired in-process research and development, (c) the amortization of other purchased intangibles, and (d) other acquisition costs.
(3) Reflects pro forma results which exclude (a) the gain on sale of a product line, (b) the other than temporary decline in marketable securities, (c) the amortization of discount on convertible notes, and (d) the change in benefit for income taxes.
(4) Historical periods adjusted for 3-for-1 stock split.
(5) Reflects long-term convertible notes of $125,000,000, net of beneficial conversion feature.



$200
160
120
80
40
0
1998
1999
2000
2001
2002

Revenues
(in millions)



2,000
1,600
1,200
800
400
0
1998
1999
2000
2001
2002

Employees



$1,250
1,000
750
500
250
0
1998
1999
2000
2001
2002

Total Assets
(in millions)



$0.30
0.15
0
-0.15
-0.30
1998
1999
2000
2001
2002

EPS Pro Forma
(1)(2)(3)(4)



Dear Finisar Stockholders and Other Stakeholders:

While fiscal 2002 was a difficult year, we found plenty of reasons to be positive about the future of your Company. Total revenues of $147.3 million in fiscal 2002 were down 22% from the previous year, but we should remember that fiscal 2001 was a record year with revenues growing 181% before a collapsing economy finally caught up with the data communications industry at the end of the year. And while revenues decreased in the fourth quarter of fiscal 2001 and the first quarter of the current fiscal year, we showed increases thereafter for three consecutive quarters. In fact, our fourth quarter revenues of fiscal 2002 were the fourth highest in our history.

Of the $147.3 million in total revenues, sales of optical components and subsystems were $112.3 million, down 29% from the prior year. Our sales of network test and monitoring systems of $34.9 million increased 15% from $30.5 million in the prior year, primarily as the result of including the results of two acquisitions completed in fiscal 2001 for the entire year. With the added fixed costs related to acquisitions completed during the past two years and the costs associated with transferring most of our manufacturing processes to our own facility in Malaysia, our profitability suffered along with a diminished top line.

Promising Trends

While revenues may have been down on a year-over-year basis, last year's results also point to some promising trends for the future.

We announced earlier in the year that we were introducing a new line of products designed to bring disruptive economics to metropolitan access networks, or MANs, by using a technology called coarse wavelength division multiplexing, or CWDM. Using fewer wavelengths makes this solution better suited for the bandwidth demands of metro access. As a result, our CWDM solution offers significant cost savings, compared to dense wavelength division multiplexing, or DWDM, which uses 32 or more wavelengths. While offering additional capacity, DWDM systems are far more complex than CWDM subsystems and require temperature stabilization, further adding to the cost of such systems. Our CWDM subsystems include every major optical transport component needed to support a metro access network, including transceivers, optical add/drop multiplexers, or OADMs, for adding and dropping wavelengths without the need to convert to an electrical signal and multiplexers/demultiplexers for SONET, Gigabit Ethernet and Fibre Channel protocols. This product line won the prestigious 2001 Product of the Year Award from *Fiberoptic Product News* magazine. More importantly, we saw a steady increase in revenues from sales of these products throughout the fiscal year growing from nothing to approximately $6 million during fiscal 2002.

We listened closely to our customers as they evaluated our CWDM approach and introduced the industry's first DWDM GBIC transceiver at the end of the fiscal year. This new product provides a "disruptive" approach to the problem of bringing higher capacity DWDM solutions to MANs by leveraging legacy IP and SONET switches to enable them to do so. What is so compelling about this product is that it is packaged in the same footprint used by all of our major customers throughout their lines of switches and routers. Adoption through retrofitting of existing networks means that this product can be deployed very quickly.

We also saw sales of our products for Gigabit Ethernet applications increase by 21% to approximately $23 million for the fiscal year. While our heritage has its roots in the development of products for the Fibre Channel protocol, we believe there are many opportunities for us to expand our presence in the market for high-speed Ethernet applications.

In fiscal 2001, Finisar was the first company to introduce an inexpensive transponder for transmitting data over Ethernet networks at 10 Gigabits per second. Our early entry into this marketplace also permitted us to see further down the road than most of our competition. As a result, we immediately began working on a 10 Gigabit transceiver which would use one-fifth of the space and one-half of the power of these earlier transponder modules. The new smaller version would also be application-independent in terms of handling data traffic for the SONET, Ethernet and Fibre Channel protocols. Our early work in this area resulted in the formation of the 10 Gigabit Serial Interface Module

Group (XFP) during fiscal 2002. This group is charged with developing common specifications for enabling multi-sourcing agreements. The efforts of this group should ultimately result in a more robust rollout of the 10 Gigabit Ethernet marketplace.

Throughout 2002, our new analysis, test, and monitoring products have tracked our customers' needs with the release of products for Fibre Channel, Ethernet, and iSCSI environments. In the Fibre Channel market, we released a traffic generator and the first expert system for Fibre Channel analysis, the SANMetrics product. The SANMetrics product frees the customer from raw trace data analysis and provides the customer with answers about his Fibre Channel network problems. We also released a number of enhancements to our SAN QoS product, the only monitoring solution for deployed Fibre Channel environments. In the Ethernet market, we expanded our expert analysis package and introduced the first iSCSI analyzer. Finisar has also begun to deliver tools to support the effort of customers moving to 10 Gigabit Ethernet by introducing a 10 Gigabit Ethernet test product. In Ethernet as well as Fibre Channel, our network tools work with our optics modules to capitalize on the continued expansion of these technologies.

While revenues were down on a year-to-year basis, the expansion of our customer base has been another promising trend. Sales to our top three customers represented approximately 55% of our total revenues in fiscal 2000, 48% in fiscal 2001 and just 31% in fiscal 2002, with only two customers each representing more than 10% of total revenues in the latest fiscal year.

Finally, in the midst of this difficult economic environment, we continue to see industry studies that point to a healthy growth in the number of ports to be shipped over the next several years for both Fibre Channel and Gigabit Ethernet applications as storage and bandwidth needs continue to grow.

Positioning Ourselves to be the Low-cost/High Performance Supplier

Finisar has cut its teeth on the edge of performance, quality, and customer service. Yet, we also understand the importance of being competitive in terms of price. One of our most important decisions during the past year was to build an in-house, off-shore manufacturing capability. In May 2001, we purchased a 640,000 square foot facility in Ipoh, Malaysia, plus an extensive amount of capital equipment, for $10 million. Approximately 240,000 square feet of this facility is provisioned for cleanroom operations. This facility gives us access to off-shore economics while providing greater control over our intellectual property. By the fourth quarter of fiscal 2002, there were approximately 950 employees working at this new facility handling most of our volume production needs.

We upgraded our supply chain infrastructure by converting to a new ERP system during fiscal 2002. We continue to enhance our information technology base to improve our ability to respond quickly to changes in customer demand while decreasing the amount of inventory required to meet those demands.

But "low-cost" means much more than a low-cost manufacturing capability augmented by a lean supply chain. It's also low-cost design. By introducing disruptive technologies or new approaches to untangling the extensive bandwidth bottlenecks that continue to plague much of the datacom infrastructure, we believe we will help create new market opportunities. Our new CWDM and DWDM product lines are testimony that this disruptive heritage is alive and well at Finisar.

Strategic Acquisitions

We completed the acquisition of Transwave Fiber, Inc. in the first quarter of our fiscal year in order to strengthen our capabilities in the area of passive optics. This acquisition proved to be pivotal in the rollout of our CWDM product line this year and gave us a beachhead for manufacturing passive products in China.

In the fourth fiscal quarter, we acquired certain assets of AIFOtec, GmbH, in Munich, Germany. The acquisition of AIFOtec, GmbH, provides a unique capability to automate the assembly and testing of optical subassemblies.

Finally, the acquisition of certain assets of New Focus early in fiscal 2003 broadens our product offering for passive optical components associated with DWDM and Erbium Doped Fiber Amplifiers (EDFA) used for upgrading MANs and WANs.

The Challenge

Our challenge going forward will be to return the Company to profitability and emerge as one of the leading suppliers of optical subsystems to the data communications industry. To that end, we and the employees of Finisar are fully committed.

Sincerely,

Jerry S. Rawls
President and Chief Executive Officer

Dr. Frank H. Levinson
Chairman and Chief Technical Officer

Selected Financial Data

You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this report. The statement of operations data set forth below for the years ended April 30, 2000, 2001 and 2002 and the balance sheet data as of April 30, 2001 and 2002 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this report. The statement of operations data set forth below for the years ended April 30, 1998 and 1999 and the balance sheet data as of April 30, 1998, 1999 and 2000 are derived from audited financial statements not included in this report.

	Fiscal Years Ended April 30,				
	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues	$ 147,265	$ 188,800	$ 67,147	$ 35,471	$ 22,067
Cost of revenues	136,626	131,551	34,190	15,514	8,705
Amortization of acquired developed technology	27,119	10,900	—	—	—
Gross profit	(16,480)	46,349	32,957	19,957	13,362
Operating expenses:					
Research and development	54,372	33,696	13,806	7,864	3,806
Sales and marketing	21,448	16,673	7,122	4,145	1,629
General and administrative	19,419	10,160	3,516	2,299	833
Amortization of deferred stock compensation	11,963	13,542	5,530	428	—
Acquired in-process research and development	2,696	35,218	—	—	—
Amortization of goodwill and other purchased intangibles	129,099	53,122	—	—	—
Other acquisition costs	3,119	1,130	—	—	—
Total operating expenses	242,116	163,541	29,974	14,736	6,268
Income (loss) from operations	(258,596)	(117,192)	2,983	5,221	7,094
Interest income (expense), net	(68)	14,217	3,252	(275)	5
Other income (expense), net	1,360	18,546	(99)	(28)	(25)
Income (loss) before income taxes	(257,304)	(84,429)	6,136	4,918	7,074
Provision (benefit) for income taxes	(38,566)	1,020	3,255	1,873	2,715
Net income (loss)	$ (218,738)	$ (85,449)	$ 2,881	$ 3,045	$ 4,359
Net income (loss) per share:					
Basic	$ (1.21)	$ (0.53)	$ 0.03	$ 0.03	$ 0.03
Diluted	$ (1.21)	$ (0.53)	$ 0.02	$ 0.02	$ 0.03
Shares used in per share calculations:					
Basic	181,136	160,014	113,930	110,580	131,259
Diluted	181,136	160,014	144,102	134,814	131,259

	April 30,				
	2002	2001	2000	1999	1998
	(in thousands)				
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 144,097	$ 146,111	$320,735	$ 5,044	$ 722
Working capital	222,603	249,000	342,711	13,011	5,730
Total assets	1,041,281	1,029,995	364,920	20,955	7,761
Long-term portion of note payable and capital lease obligations, and other long-term liabilities	106,869	45,354	524	11,032	416
Convertible redeemable preferred stock	—	—	—	26,260	—
Convertible preferred stock	—	1	—	—	—
Total stockholders' equity (deficit)	879,002	941,851	352,422	(21,503)	6,447

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Item 1. Business—Factors That Could Affect Our Future Performance" of our Form 10-K Report filed with the Securities and Exchange Commission. The following discussion should be read together with our consolidated financial statements and related notes thereto included elsewhere in this document.

Overview

We are a leading provider of fiber optic subsystems and network test and monitoring systems which enable high-speed data communications over local area networks, or LANs, storage area networks, or SANs, and metropolitan access networks, or MANs. We are focused on the application of digital fiber optics to provide a broad line of high-performance, reliable, value-added optical subsystems for data networking and storage equipment manufacturers. Our line of optical components and subsystems supports a wide range of network applications, transmission speeds, distances and physical mediums. We also provide network test and monitoring systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. We sell our products to leading storage equipment manufacturers such as Brocade, EMC and Emulex as well as to leading data networking equipment manufacturers such as Cisco Systems, Extreme Networks and Foundry Networks.

We were incorporated in 1987 and funded our initial product development efforts largely through revenues derived under research and development contracts. After shipping our first products in 1991, we continued to finance our operations principally through internal cash flow and periodic bank borrowings until November 1998. At that time we raised $5.6 million of net proceeds from the sale of equity securities and bank borrowings to fund the continued growth and development of our business. In November 1999, we received net proceeds of $151.0 million from the initial public offering of shares of our common stock, and in April 2000, we received $190.6 million from an additional public offering of shares of our common stock. In October 2001, we sold $125 million aggregate principal amount of 5¼% convertible subordinated notes due October 15, 2008.

Revenues. To date, our revenues have been principally derived from sales of our optical subsystems and network performance test systems to networking and storage systems manufacturers. A large proportion of our sales are concentrated with a relatively small number of customers. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

We sell our products through our direct sales force, with the support of our manufacturers' representatives, directly to domestic customers and indirectly through distribution channels to international customers. The evaluation and qualification cycle prior to the initial sale for our optical subsystems may span a year or more, while the sales cycle for our test and monitoring systems is usually considerably shorter. Historically, substantially all of our sales have been made to customers in North America.

The market for optical components and subsystems is characterized by declining average selling prices resulting from factors such as increased competition, the introduction of new products and the growth in unit volumes as manufacturers continue to deploy network and storage systems. We anticipate that our average selling prices will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty.

Cost of Revenues. Our cost of revenues consists of materials, salaries and related expenses for manufacturing personnel, manufacturing overhead, warranty expense, inventory adjustments for obsolete and excess inventory and the amortization of acquired developed technology associated with acquisitions that we have made. Historically, we have outsourced the majority of our assembly operations. However, in fiscal 2002, we commenced manufacturing of our optical subsystem products at our subsidiary in Ipoh, Malaysia. We conduct manufacturing engineering, supply chain management, quality assurance and documentation control at our facility in Sunnyvale, California and at our subsidiaries' facilities located in Princeton, New Jersey, El Monte, California, and Ipoh, Malaysia. A significant portion of our cost of revenues has consisted of payments to our contract manufacturers, although these payments decreased in fiscal 2002 as we have increasingly relied on our internal manufacturing capabilities. With the transition of more of our production to our facility in Malaysia and the added manufacturing infrastructure associated with several acquisitions completed during fiscal 2001, our cost structure has become more fixed, making it more difficult to reduce costs during periods when demand for our products is weak. There can be no assurance that we will be able to reduce our cost of revenues during periods of weak demand or to keep pace with anticipated decreases in average selling prices.

Gross Profit. Our gross profit margins vary among our product families, and are generally higher on our network test and monitoring systems than on our optical components and subsystems. Our gross margins are generally lower for newly introduced products and improve as unit volumes increase. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, the cost of developing prototypes and fees paid to consultants. We charge all research and development expenses to operations as incurred. We believe that continued investment in research and development is critical to our long-term success.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of commissions paid to manufacturers' representatives, salaries and related expenses for personnel engaged in sales, marketing and field support activities and other costs associated with the promotion of our products. We intend to pursue aggressive selling and marketing campaigns and to expand our direct sales organization.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for administrative, finance and human resources personnel, professional fees, and other corporate expenses.

Acquired In-process Research and Development. Acquired in-process research and development represents the amount of purchase price allocated in a business combination related to research and development projects underway at the acquiree that have not reached the technologically feasible stage and have no alternative future use.

Amortization of Goodwill and Other Purchased Intangibles. A portion of the purchase price in a business combination is allocated to goodwill and intangibles. Prior to May 1, 2002, goodwill and purchased intangibles were amortized to expense over their estimated useful lives. Subsequent to May 1, 2002, goodwill and intangibles assets with indefinite lives will no longer be amortized but rather will be subject to an annual impairment test.

Amortization of Deferred Stock Compensation. In connection with the grant of stock options to employees between August 1, 1998 and October 15, 1999, we recorded deferred stock compensation representing the difference between the deemed value of our common stock for accounting purposes and the exercise price of these options at the date of grant. In connection with the assumption of stock options previously granted to employees of companies we acquired, we recorded deferred compensation representing the difference between the fair market value of our common stock on the date of closing of each acquisition and the exercise price of options granted by those companies which we assumed. Deferred stock compensation is presented as a reduction of stockholder's equity, with accelerated amortization recorded over the vesting period, which is typically three to five years. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited prior to vesting.

Other Acquisition Costs. Other acquisition costs primarily consist of incentive payments for employee retention included in certain of the purchase agreements of companies we acquired and costs incurred in connection with transactions that are not completed.

Other Income and Expense. Other non-operating income and expenses generally consist of bank fees, gains or losses as a result of the sale of assets and other than temporary decline in the value of investments.

Critical Accounting Policies

The preparation of our financial statements and related disclosures require that we make estimates, assumptions and judgments that can have a significant impact on our net revenue, operating income and net income, as well as on the value of certain assets in our balance sheet and contingent assets and liabilities. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, consider these to be our critical accounting policies. See Note 1 to our consolidated financial statements included elsewhere in this report for more information about these critical accounting policies, as well as descriptions of other significant accounting policies.

Revenue Recognition

Our revenue recognition policy follows SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Specifically, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Product revenue is generally recorded at the time of shipment when title and risk of loss passes to the customer, unless we have future unperformed obligations or have to obtain customer acceptance, in which case revenue is not recorded until such obligations have been satisfied or customer acceptance has been received.

At the time revenue is recognized, we establish an accrual for estimated warranty expenses associated with our sales, recorded as a component of cost of revenue. Our standard warranty period extends 12 months from the date of sale and our warranty accrual represents our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty accrual is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what actually transpires in the future. If our actual warranty costs are greater than the accrual, costs of revenue will increase in the future. We also provide an allowance for estimated customer returns, which has been netted against revenue. This provision is based on our historical returns, analysis of credit memo data and our return policies. If the historical data used by us to calculate the estimated sales returns does not properly reflect future returns, revenue could be overstated.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where, subsequent to delivery, we become aware of a customer's potential inability to meet its obligations, we record a specific allowance for the doubtful account to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize an allowance for doubtful accounts based on the length of time the receivables are past due. A material adverse change in a major customer's ability to meet its financial obligations to us could result in a material reduction in the estimated amount of accounts receivable that can ultimately be collected and increase our general and administrative expenses for the shortfall.

Slow Moving and Obsolete Inventories

We make inventory commitment and purchase decisions based upon sales forecasts. To mitigate the component supply constraints that have existed in the past and to fill orders with non-standard configurations, we build inventory levels for certain items with long lead times and enter into certain longer-term commitments for certain items. We permanently write off 100% of the cost of inventory that we specifically identify and consider obsolete or excessive to fulfill future sales estimates. We define obsolete inventory as inventory that will no longer be used in the manufacturing process. Excess inventory is generally defined as inventory in excess of projected usage, and is determined using our best estimate of future demand at the time, based upon information then available to us. In making these assessments, we are required to make judgments as to the future demand for current or committed inventory levels. We use a 12-month demand forecast and, in addition to the demand forecast, we also consider: (1) parts and subassemblies that can be used in alternative finished products, (2) parts and subassemblies that are unlikely to be engineered out of our products, and (3) known design changes which would reduce our ability to use the inventory as planned. Significant differences between our estimates and judgments regarding future volume and mix of customer demand for our products and actual volume and demand mix may result in additional write-offs in the future.

Investment in Debt and Equity Securities

For strategic reasons, we may make minority investments in private or public companies or extend loans or receive equity or debt from these companies for services rendered or assets sold. In determining if and when a decline in the market value of these investments below their carrying value is other than temporary, we evaluate the market conditions, offering prices, trends of earnings and cash flows, price multiples, prospects for liquidity and other key measures of performance. Our minority investments in private companies are generally made in exchange for preferred stock with a liquidation preference that helps protect the underlying value of our investment. As of April 30, 2002, the carrying value of these investments totaled $41.7 million of which $7.0 million is in the form of a loan to a private company in which we also hold a minority equity position. We also held 488,624 shares of common stock in ONI Systems, Inc., a public company, valued at $2.6 million or $5.23 per share as of April 30, 2002. Future adverse changes in market conditions or poor operating results at any of the companies in which we hold a minority position could result in losses or an inability to recover the carrying value of these investments.

Goodwill, Purchased Intangibles and Other Long-Lived Assets

Our long-lived assets include significant investments in goodwill and other intangible assets totaling $579.0 million as of April 30, 2002. Under accounting standards in effect through April 30, 2002, we were required to make judgments about the recoverability of these assets whenever events or changes in circumstances indicated that the carrying value of these assets may be impaired or not recoverable. In order to make such judgments, we were required to make assumptions about the value of these assets in the future including future prospects for earnings and cash flows of the businesses underlying these investments. While no impairment was recorded or necessary during fiscal 2001 under then applicable accounting standards, judgments and assumptions about the future are complex, subjective and can be affected by a variety of factors including industry and economic trends, our market position and the competitive environment of the businesses in which we operate.

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets." SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 141 also included guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

We will apply SFAS 142 beginning in the first quarter of fiscal 2003. Application of the non-amortization provisions of SFAS 142 will significantly reduce amortization expense, which included $123.7 million, $51.5 million and $0 of goodwill amortization for the years ended April 30, 2002, 2001 and 2000, respectively. We will reclassify assembled workforce of $4.8 million to goodwill as required by SFAS 142 at the date of adoption. SFAS 142 also requires that goodwill be tested for impairment at the reporting unit level at adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires us to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. We believe we operate under two reporting units, optical components and subsystems and network test and monitoring systems. If the fair value of the reporting unit exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment would then be measured in the second step.

In July 2002, we began the required impairment testing of goodwill and indefinite lived intangible assets. As a result of this testing, we believe that we will incur a transitional impairment charge of between $450 million and $475 million in the first quarter of fiscal 2003, representing substantially all of our goodwill as of April 30, 2002. The resulting impairment charge will be reflected as the cumulative effect of a change in accounting principles in the first quarter of fiscal 2003. The largest portion of the pending impairment charge arose from the acquisition of a number of companies designed to strengthen our capabilities within our optical components and subsystems business. The goodwill resulted from our acquiring these companies when valuations were high. While it appears that we purchased highly valued assets, we made such acquisitions principally in exchange for shares of our common stock which were also highly valued at the time the acquisitions were made. As a result, none of the transactions associated with the creation of a significant amount of goodwill resulted from a corresponding outlay of our cash. Had these transactions taken place when valuations were lower, and at the same share exchange ratios, the goodwill amounts would have been considerably smaller.

We are contingently obligated to pay additional stock consideration related to the acquisition of Sensors Unlimited and Transwave Fibre, subject to the satisfaction of certain conditions. Should such consideration become payable, any resulting goodwill will become subject to impairment testing at the time the goodwill is recorded.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

	Fiscal Years Ended April 30,		
	2002	2001	2000
Revenues:			
Optical components and subsystems	76.3%	83.9%	69.7%
Network test and monitoring systems	23.7	16.1	30.3
Total revenues	100.0	100.0	100.0
Cost of revenues	92.8	69.7	50.9
Amortization of acquired developed technology	18.4	5.8	—
Gross profit	(11.2)	24.5	49.1
Operating expenses:			
Research and development	36.9	17.8	20.6
Sales and marketing	14.6	8.8	10.6
General and administrative	13.2	5.4	5.3
Amortization of deferred stock compensation	8.1	7.2	8.2
Acquired in-process research and development	1.8	18.7	—
Amortization of goodwill and other purchased intangibles	87.7	28.1	—
Other acquisition costs	2.1	0.6	—
Total operating expenses	164.4	86.6	44.7
Income (loss) from operations	(175.6)	(62.1)	4.4
Interest income (expense), net	0.0	7.5	4.8
Other income (expense), net	0.9	9.8	(0.1)
Income (loss) before income taxes	(174.7)	(44.8)	9.1
Provision (benefit) for income taxes	(26.2)	0.5	4.8
Net income (loss)	(148.5)%	(45.3)%	4.3%

Comparison of Fiscal Years Ended April 30, 2002 and 2001

Revenues. Revenues decreased 22% from $188.8 million in fiscal 2001 to $147.3 million in fiscal 2002. This decline reflects a 29% decrease in sales of optical components and subsystems from $158.3 million in fiscal 2001 to $112.3 million in fiscal 2002, partially offset by a 15% increase in sales of network test and monitoring systems from $30.5 million in fiscal 2001 to $34.9 million in fiscal 2002. Sales of optical components and subsystems and network test and monitoring systems represented 76.3% and 23.7%, respectively, of total revenues in fiscal 2002, and 83.9% and 16.1%, respectively, in fiscal 2001.

Sales to customers representing at least 10% of total revenues during fiscal 2001 and fiscal 2002 were as follows:

	Fiscal Years Ended April 30,		Fiscal Years Ended April 30,	
	2002	2001	2002	2001
	($ millions)		(percent of revenue)	
Brocade	$ *	$38.0	*	20.1%
EMC	$17.5	$32.6	11.9%	17.3%
Emulex	$16.8	$20.7	11.4%	11.0%

*less than 10%

Gross Profit. Gross profit decreased from $46.3 million in fiscal 2001 to a loss of $16.5 million in fiscal 2002. The negative gross profit in fiscal 2002 primarily reflects a charge of $29.2 million (19.8% of revenues) for obsolete and excess inventory in fiscal 2002, compared to a charge of $19.8 million (10.5% of revenues) in fiscal 2001. This charge was partially offset by the sale of inventory previously written off of $2.7 million (1.8% of revenue) in fiscal 2002, compared to no such sales in fiscal 2001. In addition, the negative gross profit reflects a charge of $27.1 million (18.4% of revenues) in fiscal 2002 and $10.9 million (5.8% of revenues) in fiscal 2001 for amortization of acquired developed technology related to four acquisitions completed during fiscal 2001 and one acquisition completed in fiscal 2002. Excluding these charges and credit, gross profit margin decreased from 40.8% in fiscal 2001 to 27.0% in fiscal 2002. This decrease was due to the effect of the added integration and fixed costs associated with the transition of manufacturing from our subcontractors to our facility in Malaysia, low manufacturing yields during the transition period, and increased costs resulting from our acquisitions over the last two years. All of these activities occurred at a time when sales were decreasing as a result of the sudden and significant decrease in demand for our optical components and subsystems during the fourth quarter of fiscal 2001 and first quarter of fiscal 2002. Lower average selling prices for our optical components and subsystems were another contributing factor to the decrease in gross margins in fiscal 2002.

Due to the sudden and significant decrease in demand for our products during the quarters ended April 30, 2001 and July 31, 2001, and the transition to new products during this period, inventory levels exceeded our requirements based on then current 12-month sales forecasts. In the first quarter of fiscal 2002, we recorded a charge to cost of revenue of $29.2 million for excess and obsolete inventory including $3.7 million for non-cancelable purchase obligations.

Research and Development Expenses. Research and development expenses increased 61.4% from $33.7 million in fiscal 2001 to $54.4 million in fiscal 2002. Most of this increase was related to higher compensation expense resulting from higher manpower levels and increased expenditures for materials purchased for product development programs coupled with the full year impact of operations at companies that we acquired in fiscal 2001 which impacted results for only a portion of fiscal 2001. Research and development expenses as a percentage of revenues increased from 17.8% in fiscal 2001 to 36.9% in fiscal 2002.

Sales and Marketing Expenses. Sales and marketing expenses increased 28.6% from $16.7 million in fiscal 2001 to $21.4 million in fiscal 2002. Most of this increase was due to the full year impact of operations at companies that we acquired during 2001 which impacted results for only a portion of fiscal 2001. Sales and marketing expenses as a percent of revenues increased from 8.8% in fiscal 2001 to 14.6% in fiscal 2002.

General and Administrative Expenses. General and administrative expenses increased 91.1% from $10.2 million in fiscal 2001 to $19.4 million in fiscal 2002. Most of this increase was related to higher legal expenses related to patent litigation which was concluded during fiscal 2002, other professional fees and higher bad debt expenses during fiscal 2002. General and administrative expenses as a percent of revenues increased from 5.4% in fiscal 2001 to 13.2% in fiscal 2002.

Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation costs decreased by $1.5 million, or 11.7%, from $13.5 million in fiscal 2001 to $12.0 million in fiscal 2002. This decrease was related to the termination of employees with deferred compensation associated with their stock options and the effects of the graded vested method of amortization which accelerates the amortization of deferred compensation, offset somewhat by the amortization of stock compensation recognized in the acquisition of Transwave.

Acquired In-process Research and Development. In-process research and development, or IPR&D, expenses of $2.7 million during fiscal 2002 related to the acquisition of Transwave during the year. Transwave's principal focus was development of passive optical components for data communication and telecommunication applications. IPR&D expenses of $35.2 million during fiscal 2001 related to the acquisition of three companies, Sensors, Demeter and Shomiti, completed during that year. IPR&D of $22.7 million relating to Sensors consisted primarily of projects related to the development of optical components that monitor the performance of DWDM systems. IPR&D of $6.5 million related to Demeter consisted of projects related to the development of long wavelength Fabry Perot and DFB lasers for data communications and telecommunications applications. IRP&D of $6.0 million relating to Shomiti was directed toward the design of hardware and software to monitor the performance of Ethernet networks in order to enhance their quality of service.

Amortization of Goodwill and Other Purchased Intangibles. Amortization of other intangibles increased from $53.1 million in fiscal 2001 to $129.1 million in fiscal 2002 as a result of the full year impact of the amortization of goodwill and intangible assets associated with the acquisition of four companies during fiscal 2001 and one company during the first month of fiscal 2002, and the amortization of goodwill arising from the recognition of a portion of the deferred and additional consideration in the Sensors and Transwave acquisitions.

Other Acquisition Costs. Other acquisition costs increased from $1.1 million in fiscal 2001 to $3.1 million in fiscal 2002. The increase is a result of the write off of costs related to two potential acquisitions that did not proceed and the full year impact of the payment of annual retention bonuses on certain of the completed acquisitions.

Interest Income. Interest income decreased from $14.2 million in fiscal 2001 to $6.1 million in fiscal 2002. The decrease in interest income was the result of increased cash usage and, to a lesser extent, lower interest rates.

Interest Expense. Interest expense increased from $16,000 in fiscal 2001 to $6.2 million in fiscal 2002. The increase in interest expense was due to the issuance of $125 million of convertible debt in October 2001 and amortization of the discount of $38.3 million that was recorded related to the intrinsic value of the beneficial conversion feature on this debt.

Other Income (Expense), Net. Other income (expense), net, decreased from $18.5 million in fiscal 2001 to $1.4 million in fiscal 2002. In fiscal 2001, other income included a net gain of $19.1 million associated with the initial proceeds from the sale of a product line to ONI Systems, Inc. In fiscal 2002, other income included a net gain of $14.7 million associated with attaining certain post-closing development milestones related to the sale of that product line, offset by a loss of $13.9 million associated with the other than temporary decline in the value of ONI stock received in the transaction.

Provision for Income Taxes. The provision for income taxes decreased from $1.0 million in fiscal 2001 to a benefit of $38.6 million in fiscal 2002 primarily reflecting the current year's net operating loss that is either available to be carried back to claim previously paid tax or that will be available to offset deferred tax liabilities.

We have established a valuation allowance for a portion of the gross deferred tax assets. In part, the valuation allowance at April 30, 2002 reduces net deferred tax assets by amounts related to stock option deductions that are not currently realizable. A portion of the valuation allowance will be credited to paid-in capital when realized. The remaining portion of the valuation allowance, when realized, will first reduce unamortized goodwill, then other non-current intangible assets of acquired subsidiaries and then income tax expense. There can be no assurance that deferred tax assets subject to the valuation allowance will be realized.

Because our deferred tax assets equal deferred tax liabilities as of April 30, 2002, we will not record any additional tax benefit against future operating losses.

Comparison of Fiscal Years Ended April 30, 2001 and 2000

Revenues. Revenues increased 181% from $67.1 million in fiscal 2000 to $188.8 million in fiscal 2001. This reflects a 239% increase in sales of optical components and subsystems from $46.8 million in fiscal 2000 to $158.3 million in fiscal 2001 and a 50% increase in sales of network test and monitoring systems from $20.3 million in fiscal 2000 to $30.5 million in fiscal 2001. Sales of optical components and subsystems and network test and monitoring systems represented 83.9% and 16.1%, respectively, of total revenues in fiscal 2001, and 69.7% and 30.3%, respectively, in fiscal 2000.

Additional revenue resulting from the acquisition of four companies during the fiscal year accounted for $20.9 million of the $121.7 million year-over-year increase in revenue. Excluding the effect of acquisitions, revenues increased 150% from $67.1 million in fiscal 2000 to $167.9 million in fiscal 2001. Excluding the effect of acquisitions, sales of optical components and subsystems increased 199% from $46.8 million in fiscal 2000 to $140.1 million in fiscal 2001 while sales of network test and monitoring systems increased 37% from $20.4 million in fiscal 2000 to $27.8 million in fiscal 2001.

Sales to customers representing at least 10% of total revenues during fiscal 2000 and fiscal 2001 were as follows:

	Fiscal Years Ended April 30,		Fiscal Years Ended April 30,	
	2001	2000	2001	2000
	($ millions)		(percent of revenue)	
Brocade	$38.0	*	20.1%	*
EMC	$32.6	$16.2	17.3%	24.1%
Emulex	$20.7	*	11.0%	*
Alcatel	*	$16.7	*	24.9%

*—less than 10%

Gross Profit. Gross profit increased from $33.0 million in fiscal 2000 to $46.3 million in fiscal 2001. As a percentage of revenues, gross profit decreased from 49.1% in fiscal 2000 to 24.5% in fiscal 2001. The lower gross margin primarily reflects a charge of $19.8 million (10.5% of revenues) for obsolete and excess inventory and non-cancelable purchase obligations, and $10.9 million (5.8% of revenues) in amortization of acquired developed technology related to four acquisitions completed during the year. Excluding these two charges, gross profit as a percent of total revenues decreased from 49.1% in fiscal 2000 to 40.8% in fiscal 2001. This decrease is due in part to lower average selling prices for optical components and subsystems as a result of increased shipment levels and a higher percentage of total revenues from the sale of optical components and subsystems (83.9% in fiscal 2001 and 69.7% in fiscal 2000) which generally have lower gross margins than network test and monitoring systems.

Due to the sudden and significant decrease in demand for our products in the fourth quarter of fiscal 2001 and transition to new products, inventory levels exceeded our requirements based on current 12-month sales forecasts. In the fourth quarter of fiscal 2001, we recorded a charge to cost of revenue of $19.8 million for excess and obsolete inventory including $9.5 million for non-cancelable purchase obligations.

Research and Development Expenses. Research and development expenses increased 143.8% from $13.8 million in fiscal 2000 to $33.7 million in fiscal 2001. Most of this increase was related to higher compensation expense resulting from higher manpower levels and increased expenditures for materials purchased for product development programs, while 29% of the increase was attributable to continuing research and development at companies that we acquired. Research and development expenses as a percentage of revenues decreased from 20.6% in fiscal 2000 to 17.8% in fiscal 2001.

Sales and Marketing Expenses. Sales and marketing expenses increased 134.1% from $7.1 million in fiscal 2000 to $16.7 million in fiscal 2001. Most of this increase was due to increases in commissions paid to manufacturers' representatives as a result of increased sales and increases in the number of direct sales and marketing personnel while 27% of the increase was attributable to sales and marketing activities associated with companies that we acquired. Sales and marketing expenses as a percent of revenues decreased from 10.6% in fiscal 2000 to 8.8% in fiscal 2001.

General and Administrative Expenses. General and administrative expenses increased 189.0% from $3.5 million in fiscal 2000 to $10.2 million in fiscal 2001. Most of this increase was related to higher compensation expense resulting from higher manpower levels and increased expenses for professional services, primarily legal and accounting services, while 35% of the increase was attributable to general and administrative activities of companies that we acquired. General and administrative expenses increased as a percent of revenues from 5.3% in fiscal 2000 to 5.4% in fiscal 2001.

Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation costs increased by $8.0 million or 145% from $5.5 million in fiscal 2000 to $13.5 million in fiscal 2001. This increase was the result of stock options assumed in connection with the acquisitions of four companies during fiscal 2001.

Acquired In-process Research and Development. In-process research and development expenses of $35.2 million during fiscal 2001 relates to the acquisition of four companies completed during the year. There were no acquisitions in fiscal 2000 which may have resulted in a similar type of cost.

Amortization of Goodwill and Other Purchased Intangibles. Amortization of other intangibles, principally goodwill, associated with the acquisitions of four companies during fiscal 2001 resulted in a $53.1 million charge to earnings. There were no acquisitions in fiscal 2000 which would have resulted in similar charges.

Interest Income (Expense), Net. Interest income, net of interest expense, of $14.2 million in fiscal 2001, compares to net interest income of $3.3 million in the prior year. The increase in interest income was the result of a full year's effect of the increase in cash balances resulting from our public offerings in November 1999 and April 2000.

Other Income (Expense), Net. Other income (expense), net, increased $18.6 million from a loss of $99,000 in fiscal 2000 to income of $18.5 million in fiscal 2001. The primary reason for the increase was a gain of $19.1 million recorded as a result of the sale of our Opticity™ product line to ONI Systems, Inc.

Provision for Income Taxes. The provision for income taxes decreased from $3.3 million in fiscal 2000 to $1.0 million in fiscal 2001 reflecting an effective tax rate of 53.0% on income before taxes of $6.1 million and 1.21% on a loss before taxes of $84.4 million, respectively. Excluding the non-deductible charge for deferred compensation in fiscal 2000, and a non-deductible charge for deferred compensation, non-deductible in-process research and development, and non-deductible amortization of goodwill in fiscal 2001, the effective tax rate was 28% in fiscal 2000 and 30% in fiscal 2001. The increase reflects in part a reduced proportionate benefit from tax-exempt interest and research and development credits due to an increase in income before taxes.

We have established a valuation allowance for a portion of the gross deferred tax assets. The valuation allowance at April 30, 2001 reduces net deferred tax assets by amounts related to stock option deductions that are not currently realizable. A portion of the valuation allowance will be credited to paid-in capital when realized. The remaining portion of the valuation allowance when realized will first reduce unamortized goodwill, then other non-current intangible assets of acquired subsidiaries and then income tax expense. There can be no assurance that deferred tax assets subject to the valuation allowance will be realized.

Quarterly Results of Operations

The following table presents unaudited quarterly statements of operations data for the eight fiscal quarters ended April 30, 2002, and such data expressed as a percentage of revenues. This information reflects all normal non-recurring adjustments that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

We maintain our financial records on the basis of a fiscal year ending on April 30, with fiscal quarters ending on the Sunday closest to the end of the 13-week period. For ease of description, all references to period end dates have been presented as though the period ended on the last day of the calendar month. The first three quarters of fiscal 2001 ended on July 30, 2000, October 29, 2000 and January 28, 2001, respectively. The first three quarters of fiscal 2002 ended on July 29, 2001, October 28, 2001 and January 27, 2002, respectively.

	Three Months Ended							
	April 30, 2002	Jan. 31, 2002	Oct. 31, 2001	July 31, 2001	April 30, 2001	Jan. 31, 2001	Oct. 31, 2000	July 31, 2000
				(in thousands)				
Statement of Operations Data:								
Revenues:								
Optical components and subsystems	$ 34,128	$ 27,656	$ 25,249	$ 25,357	$ 41,922	$ 57,062	$ 37,325	$22,038
Network test and monitoring systems	7,967	8,170	9,880	8,858	10,312	7,764	7,203	5,174
Total revenues	42,095	35,826	35,129	34,215	52,234	64,826	44,528	27,212
Cost of revenues	28,258	26,505	26,709	55,154	52,115	36,937	26,028	16,471
Amortization of acquired developed technology	6,779	6,780	6,780	6,780	5,733	4,251	916	—
Gross profit (loss)	7,058	2,541	1,640	(27,719)	(5,614)	23,638	17,584	10,741
Operating expenses:								
Research and development	15,871	12,546	13,577	12,378	12,806	10,256	6,320	4,314
Sales and marketing	5,530	5,350	5,663	4,905	5,369	5,104	3,693	2,507
General and administrative	4,690	5,355	3,759	5,615	3,733	3,320	1,722	1,385
Amortization of deferred stock compensation	2,241	2,531	3,122	4,069	8,199	2,461	1,183	1,699
Acquired in-process research and development	—	—	—	2,696	6,421	5,770	23,027	—
Amortization of goodwill and other purchased intangibles	34,107	32,773	31,397	30,822	25,640	22,480	5,002	—
Other acquisition costs	739	282	259	1,839	3	573	554	—
Total operating expenses	63,178	58,837	57,777	62,324	62,171	49,964	41,501	9,905
Income (loss) from operations	(56,120)	(56,296)	(56,137)	(90,043)	(67,785)	(26,326)	(23,917)	836
Interest income (expense), net	(1,314)	(850)	802	1,294	2,558	3,159	4,055	4,445
Other income (expense), net	5,769	(87)	(4,784)	462	18,092	497	(21)	(22)
Income (loss) before income taxes	(51,665)	(57,233)	(60,119)	(88,287)	(47,135)	(22,670)	(19,883)	5,259
Provision (benefit) for income taxes	(11,422)	(3,399)	(4,745)	(19,000)	(4,876)	1,259	2,601	2,036
Net income (loss)	$(40,243)	$(53,834)	$(55,374)	$(69,287)	$(42,259)	$(23,929)	$(22,484)	$ 3,223

	Three Months Ended							
	April 30, 2002	**Jan. 31, 2002**	**Oct. 31, 2001**	**July 31, 2001**	**April 30, 2001**	**Jan. 31, 2001**	**Oct. 31, 2000**	**July 31, 2000**
As a Percentage of Revenues:								
Revenues:								
Optical components and subsystems	81.1%	77.2%	71.9%	74.1%	80.3%	88.0%	83.8%	81.0%
Network test and monitoring systems	18.9	22.8	28.1	25.9	19.7	12.0	16.2	19.0
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues	67.1	74.0	76.0	161.2	99.7	56.9	58.4	60.5
Amortization of acquired developed technology	16.1	18.9	19.3	19.8	11.0	6.6	2.1	—
Gross profit (loss)	16.8	7.1	4.7	(81.0)	(10.7)	36.5	39.5	39.5
Operating expenses:								
Research and development	37.7	35.0	38.6	36.2	24.6	15.8	14.2	15.9
Sales and marketing	13.1	14.9	16.1	14.3	10.3	7.9	8.3	9.2
General and administrative	11.1	14.9	10.7	16.4	7.1	5.1	3.9	5.1
Amortization of deferred stock compensation	5.3	7.1	8.9	11.9	15.7	3.8	2.7	6.2
Acquired in-process research and development	—	—	—	7.9	12.3	8.9	51.7	—
Amortization of goodwill and other purchased intangibles	81.0	91.5	89.4	90.1	49.1	34.7	11.2	—
Other acquisition costs	1.9	0.8	0.8	5.4	—	0.9	1.2	—
Total operating expenses	150.1	164.2	164.5	182.2	119.1	77.1	93.2	36.4
Income (loss) from operations	(133.3)	(157.1)	(159.8)	(263.2)	(129.8)	(40.6)	(53.7)	3.1
Interest income (expense), net	(3.1)	(2.4)	2.3	3.8	5.0	4.8	9.1	16.3
Other income (expense), net	13.7	(0.3)	(13.6)	1.4	34.6	0.8	(0.1)	(0.1)
Income (loss) before income taxes	(122.7)	(159.8)	(171.1)	(258.0)	(90.2)	(35.0)	(44.7)	19.3
Provision (benefit) for income taxes	(27.1)	(9.5)	(13.5)	(55.5)	(9.3)	1.9	5.8	7.5
Net income (loss)	(95.6)%	(150.3)%	(157.6)%	(202.5)%	(80.9)%	(36.9)%	(50.5)%	11.8%

Revenues increased dramatically over the three quarters ended January 31, 2001, primarily as a result of increased unit sales to an expanding customer base. Revenues decreased 19.4% and 34.5% for the quarters ended April 30, 2001, and July 31, 2001, respectively, as a result of a slowing economy and a build-up of excess inventory of optical subsystems by certain customers during previous quarters. Revenues increased on a sequential basis for the remainder of fiscal 2002 as customers worked through most of their excess inventory problems and we began shipping optical subsystems to a number of new customers. A number of acquisitions completed over the eight quarter period contributed to revenues, beginning with the acquisition of Sensors Unlimited in the second quarter ended October 31, 2000.

Gross profit margins declined over the last two fiscal years, principally as a result of a shift in product mix toward a greater percentage of lower margin optical components and subsystem products and a lower percentage of higher margin network test and monitoring systems. Beginning in the quarter ended October 31, 2000, gross margins were impacted by the amortization of developed technology from acquired companies. Gross margins for the quarters ended April 30, 2001 and July 31, 2001 were impacted by charges related to obsolete and excess inventory totaling $19.8 million and $29.2 million, respectively, a portion of which was for non-cancelable purchase orders. Lower revenues in the quarters ended April 30, 2001 and July 31, 2001 also contributed to a lower gross margin due to fixed manufacturing costs which do not fluctuate on a quarterly basis in response to an increase or decrease in revenue. Excluding the effect of the charge for excess inventory in the quarter ended July 31, 2001, gross margins improved slightly for the second and third quarters of fiscal 2002. During the quarter ended April 30, 2002, gross profit margins benefited from the use of material previously recognized as obsolete and excess inventory. Of the $49.0 million charged as excess inventory during the quarters ended April 30, 2001 and July 31, 2001, $2.7 million was utilized during the quarter ended April 30, 2002 in products shipped to customers. Excluding this benefit, gross profit margins in the quarter ended April 30, 2002 decreased slightly from the previous quarter due to an unfavorable product mix and additional rework costs resulting from low manufacturing yields as we transitioned our manufacturing operations to our Malaysian facility.

Quarterly increases in operating expenses reflected the continued expansion of our operations throughout the eight-quarter period and the acquisition of five companies and the purchase of assets from one other company. Income from operations was adversely affected for all periods by the amortization of deferred compensation associated with the issuance of stock options to employees and directors prior to our initial public offering in November 1999 and stock options we assumed from companies that we acquired.

Operating expenses in the quarters ended October 31, 2000, January 31, 2001, April 30, 2001 and July 31, 2001 were adversely affected by the write off of in-process research and development, amortization of purchased intangibles, principally goodwill, and other costs related to the acquisitions of Sensors Unlimited, Demeter Technologies, Medusa Technologies, Shomiti Systems and Transwave Fiber, Inc.

Interest income, net of interest expense, decreased during each of the last eight quarters due to lower average cash balances over the period and the interest expense, net of additional interest income, associated with the issuance of $125 million in convertible subordinated notes in the quarter ended October 31, 2001, and amortization of the related intrinsic value of the beneficial conversion feature on this debt.

Other income, net of expense, increased to $18.1 million in the quarter ended April 30, 2001, primarily due to a gain of $19.1 million recorded as a result of the sale of our Opticity product line to ONI Systems, Inc. Consideration for this sale consisted of 488,624 shares of ONI common stock plus cash payments of $5 million received in the quarter ended April 30, 2001, and $18.8 million received during fiscal 2002 tied to the completion of a number of development projects related to the sale. In the quarter ended October 31, 2001, an other than temporary decline of the value of shares held in ONI resulted in a charge of $13.0 million. A gain of $6.9 million was recognized in the quarter ended April 30, 2002, related to the completion of all development efforts associated with the sale, net of a second other than temporary decline in the value of ONI shares held.

We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty.

Most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed in the near term. In addition, our expense levels are based in part on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Due to the foregoing factors, you should not rely on our quarterly revenues and operating results to predict our future performance.

Liquidity and Capital Resources

From inception through November 1998, we financed our operations primarily through internal cash flow and periodic bank borrowings. In November 1998, we raised $5.6 million of net proceeds from the sale of preferred stock and bank borrowings to fund the continued growth and development of our business. In November 1999, we received net proceeds of $151.0 million from the initial public offering of our common stock, and in April 2000, we received $190.6 million from an additional public offering. In October 2001, we sold $125 million aggregate principal amount of 5¼% convertible subordinated notes due October 15, 2008. Interest on the Notes is 5¼% per year on the principal amount, payable semiannually on April 15 and October 15, beginning on April 15, 2002. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $5.52 per share, which is equal to a conversion rate of approximately 181.159 shares per $1,000 principal amount of notes. The conversion price is subject to adjustment. Because the market value of the stock rose above the conversion price between the day the notes were priced and the day the proceeds were collected, we recorded a discount of $38,270,000 related to the intrinsic value of the beneficial conversion feature. This amount will be amortized to interest expense over the life of the convertible notes, or sooner upon conversion. We purchased and pledged to a collateral agent, as security for the exclusive benefit of the holders of the notes, approximately $18.9 million of U.S. government securities, which will be sufficient upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first six scheduled interest payments due on the notes. The notes are subordinated to all of our existing and future senior indebtedness and effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

As of April 30, 2002, our principal sources of liquidity were $144.1 million in cash, cash equivalents and short-term investments, net of $16.1 million of short-term securities reserved for the next five interest payments due under our convertible notes.

Net cash used by operating activities totaled $69.2 million in fiscal 2001, while cash used by operating activities was $39.1 million in fiscal 2002. The use of net cash in operating activities in fiscal 2001 was primarily a result of an acceleration in revenue growth of 181% in fiscal 2001 accompanied by an increase in assets and liabilities for working capital purposes. The use of net cash in operating activities in fiscal 2002 was primarily a result of operating losses incurred as demand for our products precipitously decelerated, resulting in overcapacity and excess inventories.

Net cash used in investing activities totaled $64.3 million in 2001, net of $534.4 million related to the sale of short-term investments. Net cash used in investing activities in fiscal 2001 included $69.0 million for the purchase of land, building and equipment, $33.0 million of which was for the purchase of a 92,000 square foot building in Sunnyvale, California. Other investing activities in fiscal 2001 include $37.6 million used in the acquisitions of four companies and another $29.6 million for the purchase of a minority interest in six technology companies. Net cash used in investing activities totaled $51.7 million in 2002, net of $88.5 million related to the sale of short-term investments. Net cash used in investing included $60.9 million for the purchase of equipment and leasehold improvements principally related to the start-up of our manufacturing facility in Ipoh, Malaysia and our leased facility in Hayward, California, as well as upgrades to equipment and data systems at all of our facilities. Other investing activities in fiscal 2002 include $13.6 million related to the purchase of minority equity interests in technology companies and a loan to a company in which we hold a minority investment. Additionally, we used $18.9 million for the purchase of restricted securities which secure the first six interest payments required under our convertible notes issued in October 2001, of which $3.3 million was used for the first interest payment in April 2002.

Net cash provided by financing activities totaled $4.4 million in fiscal 2001 and $124.6 million in fiscal 2002. Net cash provided by financing activities in fiscal 2001 was primarily related to the exercise of stock options, net of the repurchase of unvested shares, of $4.5 million and $1.2 million in payments received for notes receivable related to the exercise of stock options in earlier periods. We used $1.2 million to repay bank borrowing and capital lease obligations. Net cash provided by financing activities in fiscal 2002 was primarily related to the $120.9 million of net proceeds from the issuance of convertible notes net of offering costs. Additionally, cash of $5.0 million was provided by the exercise of stock options, net of the repurchase of unvested shares, and $557,000 in payments received for notes receivable related to the exercise of stock options in earlier periods. We used $2.1 million to repay bank borrowings and capital lease obligations.

We have total minimum lease obligations of $16.4 million from April 30, 2002 through July 31, 2009, under non-cancelable operating leases.

We believe that our existing balances of cash, cash equivalents and short-term investments, together with and the cash expected to be generated from our future operations, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months. We may however require additional financing to fund our operations in the future. The significant contraction in the capital markets, particularly in the technology sector, may make it difficult for us to raise additional capital if and when it is required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, or is not available on favorable terms, our business, financial condition and results of operations will be adversely affected.

Contractual Obligations and Commercial Commitments

Future minimum payments under long-term debt and operating leases are as follows as of April 30, 2002 (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$125,000	—	—	—	$125,000
Operating leases	16,379	$ 3,517	$6,745	$4,874	1,242
Total contractual cash obligations	$141,379	$ 3,517	$6,745	$4,874	$126,242

Long-term debt consists of $125 million in convertible notes due October 15, 2008, redeemable by us, in whole or in part, at any time after October 15, 2004.

Operating leases consist of base rents for facilities we occupy at various locations.

Future minimum payments under standby repurchase obligations are as follows as of April 30, 2002 (in thousands):

	Amount of Commitment Expiration Per Period				
Contractual Commitments	Total Amount Committed	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Standby repurchase obligations	$ 12,027	$12,027	$ —	$ —	$ —
Total commercial commitments	$ 12,027	$12,027	—	—	—

Standby repurchase obligations consist of materials purchased and held by subcontractors on our behalf to fulfill the subcontractor's purchase order obligations at their facilities. Included in standby repurchase obligations is $7.7 million of non-cancelable purchase obligations that have been recorded on the balance sheet.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. We place our investments with high credit issuers in short-term securities with maturities ranging from overnight up to 36 months or have characteristics of such short-term investments. The average maturity of the portfolio will not exceed 18 months. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We have no investments denominated in foreign country currencies and therefore our investments are not subject to foreign exchange risk.

We invest in equity instruments of privately held companies for business and strategic purposes. These investments are included in other long-term assets and are accounted for under the cost method when our ownership is less than 20% and we do not have the ability to exercise significant influence. For entities in which we hold greater than 20% ownership or where we have the ability to exercise significant influence, we use the equity method. We recorded losses of $309,000 for the twelve months ended April 30, 2002 for investments accounted for on the equity method. No investments were accounted for on the equity method in fiscal 2001. For these non-quoted investments, our policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. We identify and record impairment losses when events and circumstances indicate that such assets might be impaired. In fiscal 2001, approximately $1.3 million of impairment was recognized. If our investment in a privately held company becomes marketable equity securities upon the company's completion of an initial public offering or its acquisition by another company, our investment would be subject to significant fluctuations in fair market value due to the volatility of the stock market. We also invest in equity securities of a publicly traded company. Equity security price fluctuations of plus or minus 10% would have had a $255,000 impact on the value of these securities as of April 30, 2002.

The following table summarizes the expected maturity, average interest rate and fair market value of the short-term debt securities held by us, and long-term debt issued by us as of April 30, 2002 (in thousands).

	Fiscal Years Ended April 30,				
	2003	2004	2005 and Thereafter	Total Cost	Fair Market Value
Assets					
Available for sale debt securities	$43,203	$ 8,690	$ 12,251	$ 64,144	$ 65,653
Average interest rate	6.05%	5.13%	5.64%		
Restricted securities	$ 6,560	$ 6,391	$ 3,112	$ 16,063	$ 15,801
	2.33%	2.71%	3.10%		
Loan receivable	$ —	$ —	$ 7,045	$ 7,045	$ 4,030
Average interest rate			7.50%		
Liabilities					
Long-term debt					
Fixed rate	$ —	$ —	$125,000	$125,000	$168,281
Average interest rate			5.25%		

The following table summarizes the expected maturity, average interest rate and fair market value of the short-term securities held by the Company as of April 30, 2001 (in thousands).

	Fiscal Years Ended April 30,				
	2002	2003	2004	Total Cost	Fair Market Value
Available for sale debt securities	$28,655	$51,442	$ 4,898	$ 84,995	$ 86,145
Average interest rate	4.73%	5.25%	4.41%		

We also have subsidiaries in China, Malaysia, Europe and Singapore. Due to the relative volume of transactions through these subsidiaries, we do not believe that we have significant exposure to foreign currency exchange risks. We currently do not use derivative financial instruments to mitigate this exposure. We continue to review this issue and may consider hedging certain foreign exchange risks through the use of currency forwards or options in future years.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	April 30, 2002	April 30, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 75,889	$ 42,146
Short-term investments	68,208	103,965
Restricted investments, short-term	6,560	—
Accounts receivable (net of allowance for doubtful accounts of $1,885 and $1,229 at April 30, 2002 and 2001)	28,962	36,876
Accounts receivable, other	11,616	16,540
Inventories	59,913	62,618
Income tax receivable	7,504	4,795
Prepaid expenses	2,365	6,221
Deferred income taxes	16,996	18,629
Total current assets	278,013	291,790
Property, equipment and improvements, net	125,025	79,268
Restricted investments, long-term	9,503	—
Purchased intangible assets including goodwill, net	578,960	629,579
Other assets	49,780	29,358
Total assets	$1,041,281	$1,029,995
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 34,027	$ 14,484
Accrued compensation	7,404	7,704
Non-cancelable purchase obligations	7,731	9,533
Other accrued liabilities	5,887	10,411
Capital lease obligations	361	658
Total current liabilities	55,410	42,790
Long-term liabilities:		
Other long-term liabilities	634	1,991
Convertible notes, net of beneficial conversion feature of $35,761	89,239	—
Deferred income taxes	16,996	43,363
Total long-term liabilities	106,869	45,354
Commitments and contingent liabilities		
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding at April 30, 2002, and 4,500,000 shares designated as Series A Preferred, 1,120,984 shares issued and outstanding at April 30, 2001	—	1
Common stock, $0.001 par value, 500,000,000 shares authorized, 192,552,246 shares issued and outstanding at April 30, 2002 and 179,163,306 shares issued and outstanding at April 30, 2001	192	179
Additional paid-in capital	1,209,305	1,064,294
Notes receivable from stockholders	(1,488)	(2,045)
Deferred stock compensation	(6,181)	(17,079)
Accumulated other comprehensive income	791	1,380
Accumulated deficit	(323,617)	(104,879)
Total stockholders' equity	879,002	941,851
Total liabilities and stockholders' equity	$1,041,281	$1,029,995

See accompanying notes.

Consolidated Statements of Operations

(in thousands, except per share data)

	Fiscal Years Ended April 30,		
	2002	2001	2000
Revenues	$ 147,265	$ 188,800	$ 67,147
Cost of revenues	136,626	131,551	34,190
Amortization of acquired developed technology	27,119	10,900	—
Gross profit (loss)	(16,480)	46,349	32,957
Operating expenses:			
Research and development	54,372	33,696	13,806
Sales and marketing	21,448	16,673	7,122
General and administrative	19,419	10,160	3,516
Amortization of deferred stock compensation	11,963	13,542	5,530
Acquired in-process research and development	2,696	35,218	—
Amortization of goodwill and other purchased intangibles	129,099	53,122	—
Other acquisition costs	3,119	1,130	—
Total operating expenses	242,116	163,541	29,974
Income (loss) from operations	(258,596)	(117,192)	2,983
Interest income	6,127	14,233	3,704
Interest expense	(6,195)	(16)	(452)
Other income (expense), net	1,360	18,546	(99)
Income (loss) before income taxes	(257,304)	(84,429)	6,136
Provision (benefit) for income taxes	(38,566)	1,020	3,255
Net income (loss)	$(218,738)	$ (85,449)	$ 2,881
Net income (loss) per share:			
Basic	$ (1.21)	$ (0.53)	$ 0.03
Diluted	$ (1.21)	$ (0.53)	$ 0.02
Shares used in computing net income (loss) per share:			
Basic	181,136	160,014	113,930
Diluted	181,136	160,014	144,102

See accompanying notes.

Consolidated Statement of Convertible Redeemable Preferred Stock, Redeemable Preferred Stock and Changes in Stockholders' Equity (Deficit)

(in thousands, except share data)

	Convertible Redeemable Preferred Stock		Redeemable Preferred Stock	
	Shares	Amount	Shares	Amount
Balance at April 30, 1999	12,039,486	$ 26,260	—	$ —
Reincorporation in State of Delaware	—	—	—	—
Conversion of preferred stock	(12,039,486)	(26,260)	12,039,486	2,640
Issuance of common stock, net of issuance costs of $2,720	—	—	—	—
Redemption of preferred stock	—	—	(12,039,486)	(2,640)
Stock options exercised, net of loans and repurchase of unvested shares	—	—	—	—
Deferred stock compensation	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—
Payments received on stockholder notes receivable	—	—	—	—
Unrealized loss on short-term investments	—	—	—	—
Net income	—	—	—	—
Comprehensive income				
Balance at April 30, 2000	—	$ —	—	$ —
Issuance of common stock and assumption of options upon acquisition of subsidiaries	—	—	—	—
Issuance of Series A preferred stock and assumption of options upon acquisition of subsidiary	—	—	—	—
Exercise of stock options, net of repurchase of unvested shares	—	—	—	—
Issuance of common stock through employee stock purchase plan	—	—	—	—
Deferred stock compensation from acquisitions	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—
Payments received on stockholder notes receivable	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—
Net loss	—	—	—	—
Comprehensive loss				
Balance at April 30, 2001	—	$ —	—	$ —
Issuance of Series A preferred stock and assumption of options upon acquisition of subsidiaries	—	—	—	—
Deferred stock compensation from acquisitions	—	—	—	—
Issuance of common stock for completion of milestones on acquisition of subsidiaries	—	—	—	—
Conversion of Series A preferred stock issued upon acquisition of subsidiary to Common on a 3-for-1 basis	—	—	—	—
Exercise of warrants, stock options, net of repurchase of unvested shares	—	—	—	—
Issuance of common stock through employee stock purchase plan	—	—	—	—
Reversal of deferred stock compensation due to employee terminations	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—
Payments received on stockholder notes receivable	—	—	—	—
Beneficial conversion feature on convertible debt offering	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—
Net loss	—	—	—	—
Comprehensive loss				
Balance at April 30, 2002	—	$ —	—	$ —

See accompanying notes.

Series A Preferred Stock		Common Stock		Stockholders' Equity (Deficit)					
				Additional Paid-in Capital	Notes Receivable from Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Shares	Amount	Shares	Amount						
—	$—	97,147,095	$ 4,304	$ —	$(1,521)	$ (1,975)	$ —	$ (22,311)	$ (21,503)
—	—	—	(4,207)	4,207	—	—	—	—	—
—	—	26,945,691	27	23,593	—	—	—	—	23,620
—	—	31,815,699	32	341,534	—	—	—	—	341,566
—	—	—	—	—	—	—	—	—	—
—	—	3,934,299	4	2,233	(1,897)	—	—	—	340
—	—	—	—	12,959	—	(12,959)	—	—	—
—	—	—	—	—	—	5,530	—	—	5,530
—	—	—	—	—	170	—	—	—	170
—	—	—	—	—	—	—	(182)	—	(182)
—	—	—	—	—	—	—	—	2,881	2,881
									2,699
—	$—	159,842,784	$ 160	$ 384,526	$(3,248)	$ (9,404)	$ (182)	$ (19,430)	$ 352,422
—	—	18,661,765	19	542,056	—	—	—	—	542,075
1,120,984	1	—	—	112,020	—	—	—	—	112,021
—	—	179,461	—	1,702	—	—	—	—	1,702
—	—	479,296	—	2,773	—	—	—	—	2,773
—	—	—	—	21,217	—	(21,217)	—	—	—
—	—	—	—	—	—	13,542	—	—	13,542
—	—	—	—	—	1,203	—	—	—	1,203
—	—	—	—	—	—	—	1,562	—	1,562
—	—	—	—	—	—	—	—	(85,449)	(85,449)
									(83,887)
1,120,984	$ 1	179,163,306	$ 179	$1,064,294	$(2,045)	$(17,079)	$1,380	$(104,879)	$ 941,851
580,172	1	—	—	50,138	—	—	—	—	50,139
—	—	—	—	—	—	(2,350)	—	—	(2,350)
—	—	7,175,895	7	52,852	—	—	—	—	52,859
(1,701,156)	(2)	5,103,468	5	(3)	—	—	—	—	—
—	—	731,787	1	1,021	—	—	—	—	1,022
—	—	377,790	—	4,018	—	—	—	—	4,018
—	—	—	—	(1,285)	—	1,285	—	—	—
—	—	—	—	—	—	11,963	—	—	11,963
—	—	—	—	—	557	—	—	—	557
—	—	—	—	38,270	—	—	—	—	38,270
—	—	—	—	—	—	—	(589)	—	(589)
—	—	—	—	—	—	—	—	(218,738)	(218,738)
									(219,327)
—	$—	192,552,246	$ 192	$1,209,305	$(1,488)	$ (6,181)	$ 791	$(323,617)	$ 879,002

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Years Ended April 30,		
	2002	2001	2000
Operating activities			
Net income (loss)	$ (218,738)	$ (85,449)	$ 2,881
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	15,499	5,236	1,161
Amortization of deferred stock compensation	11,963	13,542	5,530
Acquired in-process research and development	2,696	35,218	—
Amortization of beneficial conversion feature	2,509	—	—
Amortization of goodwill and other purchased intangibles	129,099	53,122	—
Amortization of acquired developed technology	27,119	10,900	—
Gain on sale of product line	(14,627)	(19,099)	—
Other-than-temporary decline in fair value of investment	13,875	—	—
Share of losses of equity accounted investee	309	—	—
Impairment of minority investments	—	1,282	—
Tax benefit on employee stock options	—	21,191	—
Changes in operating assets and liabilities:			
Accounts receivable	8,089	(17,800)	(7,695)
Inventories	2,919	(44,374)	(11,258)
Other assets	207	(21,003)	(745)
Income tax receivable	(2,709)	(5,029)	(769)
Deferred income taxes	(30,257)	(20,409)	(1,606)
Accounts payable	19,413	3,982	4,514
Accrued compensation	(300)	4,423	1,502
Other accrued liabilities	(6,201)	(5,074)	2,113
Other liabilities	—	110	—
Net cash used in operating activities	(39,135)	(69,231)	(4,372)
Investing activities			
Purchases of property, equipment and improvements	(60,908)	(68,957)	(7,605)
Purchase of short-term investments	(67,306)	(467,428)	(150,109)
Sale/maturity of short-term investments	88,530	534,368	—
Purchase of restricted securities	(18,855)	—	—
Maturity of restricted securities	3,282	—	—
Acquisition of subsidiaries, net of cash assumed	(1,539)	(37,623)	—
Proceeds from sale of product line	18,750	5,000	—
Purchase of, and loan to, minority investments	(13,630)	(29,622)	—
Net cash used in investing activities	(51,676)	(64,262)	(157,714)

(Continued)

	Fiscal Years Ended April 30,		
	2002	2001	2000
Financing activities			
Payments on capital lease obligations	$ (458)	$ (204)	$ (71)
Short-term borrowings	161	—	—
Repayments of borrowings under bank note	(1,628)	(1,029)	(11,015)
Payment received on stockholder note receivable	557	1,203	—
Proceeds from exercise of stock options and stock purchase plan, net of repurchase of unvested shares	5,040	4,475	396
Proceeds from issuance of common stock in initial and additional public offerings, net of issue costs	—	—	341,566
Proceeds from issuance of convertible debt, net of issue costs	120,882	—	—
Redemption of preferred stock	—	—	(2,640)
Net cash provided by financing activities	124,554	4,445	328,236
Net increase (decrease) in cash and cash equivalents	33,743	(129,048)	166,150
Cash and cash equivalents at beginning of year	42,146	171,194	5,044
Cash and cash equivalents at end of year	$ 75,889	$ 42,146	$ 171,194
Supplemental disclosure of cash flow information			
Cash paid for interest	$3,390,558	$ 101	$ 481
Cash paid for taxes	$ 126	$ 6,783	$ 5,028
Supplemental schedule of non-cash investing and financing activities			
Issuance of common stock in exchange for notes receivable	$ —	$ —	$ 1,950
Conversion of convertible redeemable preferred stock to common stock	$ —	$ —	$ 23,620
Deferred stock compensation related to options granted	$ —	$ —	$ 12,959
Deferred stock compensation from acquisitions	$ 2,350	$ 21,217	$ —
Borrowing under capital lease obligations	$ —	$ 519	$ —
Issuance of common stock and assumption of options in connection with acquisitions	$ 52,859	$ 542,075	$ —
Issuance of Series A preferred stock and assumption of options in acquisitions	$ 50,138	$ 112,021	$ —
Intrinsic value of beneficial conversion feature on convertible debt	$ 38,270	$ —	$ —
Stock received as consideration for sale of product line	$ —	$ 16,430	$ —

See accompanying notes.

1. Summary of Significant Accounting Policies

Description of Business

Finisar Corporation was incorporated in the state of California on April 17, 1987. In November 1999, Finisar Corporation reincorporated in the state of Delaware. Finisar Corporation designs, manufactures and markets fiber optic components and subsystems and network test and monitoring systems for high-speed data communications.

Basis of Presentation

These consolidated financial statements include the accounts of Finisar Corporation and its wholly-owned subsidiaries (collectively "Finisar" or the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Periods

In fiscal 2000, the Company began to maintain its financial records on the basis of a fiscal year ending on April 30, with fiscal quarters ending on the Sunday closest to the end of the period (13-week periods). For ease of reference, all references to period end dates have been presented as though the period ended on the last day of the calendar month. The first three quarters of fiscal 2000 ended on August 1, 1999, October 31, 1999 and January 30, 2000, respectively. The first three quarters of fiscal 2001 ended on July 30, 2000, October 29, 2000 and January 28, 2001, respectively. The first three quarters of fiscal 2002 ended on July 29, 2001, October 28, 2001 and January 27, 2002, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

The Company follows SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Product revenue is generally recorded at the time of shipment when title and risk of loss passes to the customer, unless the Company has future unperformed obligations or has to obtain customer acceptance, in which case revenue is not recorded until such obligations have been satisfied or customer acceptance has been received.

At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with sales, recorded as a component of cost of revenue. The Company also provides an allowance for estimated customer returns, which has been netted against revenue.

Segment Reporting

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has determined that it operates in two segments consisting of optical components and subsystems, and network test and monitoring systems.

Concentrations of Credit Risk

Financial instruments which potentially subject Finisar to concentrations of credit risk include cash, cash equivalents, short-term and restricted investments and accounts receivable. Finisar places its cash, cash equivalents and short-term and restricted investments with high-credit quality financial institutions. Such investments are generally in excess of FDIC insurance limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Two customers represented 15.5% and 12.5% of the total accounts receivable at April 30, 2002. One customer represented 16.5% of the total accounts receivable balance at April 30, 2001. Generally, Finisar does not require collateral or other security to support customer receivables. Finisar performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

Current Vulnerabilities Due to Certain Concentrations

Finisar sells products primarily to customers located in North America. During fiscal 2002, 2001 and 2000, revenues from two, three and two customers, respectively, represented 23.3%, 48.4% and 49.0% of total revenues, respectively. No other customer accounted for more than 10% of revenues.

Foreign Currency Translation

The functional currency of our foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. The translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive income. Revenues and expenses are translated using average exchange rates prevailing during the year. Foreign currency transaction gains and losses are included in the determination of net loss.

Research and Development

Research and development expenditures are charged to operations as incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising is used infrequently in marketing the Company's products. Advertising costs were $630,000 in fiscal 2002, $346,000 in fiscal 2001 and $70,000 in fiscal 2000.

Cash and Cash Equivalents

Finisar's cash equivalents consist of money market funds and highly liquid short-term investments with qualified financial institutions. Finisar considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents.

Investments

Short-Term. Short-term investments consist of interest bearing securities with maturities greater than 90 days and an equity security. Pursuant to Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Company has classified its short-term investments as available-for-sale. Available-for-sale securities are stated at market value and unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. A decline in the market value of the security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

Restricted Investments. Restricted investments consist of interest bearing securities with maturities greater than three months and held in escrow under the terms of the Company's convertible subordinated notes. In accordance with SFAS 115, the Company has classified its restricted investments as held-to-maturity which are stated at amortized cost.

Other. The Company uses the cost method of accounting for investments in companies that do not have a readily determinable fair value in which it holds an interest of less than 20% and over which it does not have the ability to exercise significant influence. For entities in which the Company holds greater than 20% or for entities in which the Company does have the ability to exercise significant influence, the Company uses the equity method.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

The Company permanently writes off 100% of the cost of inventory that the Company specifically identifies and considers obsolete or excessive to fulfill future sales estimates. The Company defines obsolete inventory as inventory that will no longer be used in the manufacturing process. Excess inventory is generally defined as inventory in excess of projected usage, and is determined using management's best estimate of future demand at the time, based upon information then available to the Company. The Company uses a 12-month demand forecast and, in addition to the demand forecast, the Company also considers: (1) parts and subassemblies that can be used in alternative finished products, (2) parts and subassemblies that are unlikely to be engineered out of the Company's products, and (3) known design changes which would reduce the Company's ability to use the inventory as planned.

Property, Equipment and Improvements

Property, equipment and improvements are stated at cost, net of accumulated depreciation and amortization. Property, plant, equipment and improvements are depreciated on a straight-line basis over the estimated useful lives of the assets, generally three years to seven years except property which is 40 years. Land is carried at acquisition cost and not depreciated. Leased land is depreciated over the life of the lease. The cost of equipment under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset and is amortized over the shorter of the term of the related lease or the estimated useful life of the asset.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets result from acquisitions accounted for under the purchase method. Amortization of goodwill and other intangibles is provided on the straight-line basis over the respective estimated useful lives of the assets ranging from three to five years.

Accounting for the Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), the Company periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the property, improvements and assigned intangible assets or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired.

Stock-Based Compensation

Finisar accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company accounts for stock issued to non-employees in accordance with provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Investments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services."

Net Income (Loss) Per Share

Basic and diluted net income per share are presented in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128"), for all periods presented. Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share has been computed using the weighted-average number of shares of common stock and dilutive potential common shares from options and warrants (under the treasury stock method), convertible redeemable preferred stock (on an if-converted basis) and convertible notes (on an as-if-converted basis) outstanding during the period.

The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Fiscal Years Ended April 30,		
	2002	2001	2000
Numerator:			
Net income (loss)	$(218,738)	$ (85,449)	$ 2,881
Denominator for basic net income (loss) per share:			
Weighted-average shares outstanding—total	193,297	174,172	124,678
Weighted-average shares outstanding—subject to repurchase	(5,671)	(8,651)	(10,748)
Weighted-average shares outstanding—performance stock	(6,490)	(5,507)	—
Weighted-average shares outstanding—basic	181,136	160,014	113,930
Effects of dilutive securities:			
Employee stock options	—	—	4,994
Stock subject to repurchase	—	—	10,748
Convertible redeemable preferred stock	—	—	14,430
Dilutive potential common shares	—	—	30,172
Weighted-average shares outstanding—diluted	181,136	160,014	144,102
Basic net income (loss) per share	$ (1.21)	$ (0.53)	$ 0.03
Diluted net income (loss) per share	$ (1.21)	$ (0.53)	$ 0.02
Common stock equivalents related to potentially dilutive securities excluded from computation above because they are anti-dilutive:			
Employee stock options	7,841	5,578	—
Stock subject to repurchase	5,671	8,651	—
Convertible debt	12,222	—	—
Performance stock	281	788	—
Warrants assumed in acquisition	10	2	—
Series A preferred stock issued in acquisition	699	350	—
Potentially dilutive securities	26,724	15,369	—

Comprehensive Income

Financial Accounting Standards Board Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130") establishes rules for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments to be included in comprehensive income. The amount of the change in net unrealized gain on available-for-sale securities in fiscal 2002, 2001 and 2000 was approximately $589,000, $1,562,000 and $182,000, respectively. No foreign currency translation adjustments were incurred in fiscal 2002, 2001 and 2000. Accumulated other comprehensive income of $791,000 and $1,380,000 at April 30, 2002 and 2001, respectively, is comprised of unrealized gains on available-for-sale securities.

Effect of New Accounting Statements

In June 2001, the FASB issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 141 also included guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

The Company will apply SFAS 142 beginning in the first quarter of fiscal 2003. Application of the non-amortization provisions of SFAS 142 will significantly reduce amortization expense, which included $123.7 million, $51.5 million and $0 of goodwill amortization for the years ended April 30, 2002, 2001 and 2000, respectively. The Company will reclassify assembled workforce of $4.8 million to goodwill as required by SFAS 142 at the date of adoption. SFAS 142 also requires that goodwill be tested for impairment at the reporting unit level at adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. The Company believes it operates under two reporting units, optical components and subsystems and network test and monitoring systems. If the fair value of the reporting unit exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired. The amount, if any, of the impairment would then be measured in the second step.

In July 2002, the Company began the required transitional impairment testing of goodwill and indefinite lived intangible assets. As a result of this testing, the Company believes that it will incur a transitional impairment charge of between $450 million and $475 million in the first quarter of fiscal 2003. The resulting impairment charge will be reflected as the cumulative effect of a change in accounting principles in the first quarter of fiscal 2003. We are contingently obligated to pay additional stock consideration related to the acquisition of Sensors Unlimited and Transwave

Fibre, subject to the satisfaction of certain conditions. Should such consideration become payable, any resulting goodwill will become subject to impairment testing at the time the goodwill is recorded.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144, which supercedes SFAS 121, establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company will apply SFAS 144 beginning in the first quarter of fiscal 2003. Initial adoption of this statement is not expected to have a significant impact on the Company's financial condition or operating results.

2. Acquisitions

The following is a summary of the acquisitions made by the Company during the two-year period ended April 30, 2002, all of which were accounted for under the purchase method of accounting:

Entity Name	Description of Business	Acquisition Date
Fiscal 2002		
Transwave Fibre, Inc. ("Transwave")	Passive optical components for data communication and telecommunications applications	May 3, 2001
Fiscal 2001		
Shomiti Systems, Inc. ("Shomiti")	Products that analyze and monitor the performance of Ethernet networks	March 23, 2001
Medusa Technologies, Inc. ("Medusa")	Training and testing services focusing on Fibre Channel and other networking technologies	March 2, 2001
Demeter Technologies, Inc. ("Demeter")	Long wave Fabry Perot and distributed feedback lasers	November 21, 2000
Sensors Unlimited, Inc. ("Sensors")	Optical components that monitor DWDM systems	October 17, 2000

The following is a summary of the consideration paid by the Company for each of its acquisitions:

	Stock		Options			
Entity Name	Value ($000)	Number and Type of Shares (2)	Value ($000)	Number and Type of Shares (2)	Cash Including Acquisition Costs ($000)	Total Consideration ($000) (1)
Fiscal 2002						
Transwave	37,840	580,172(P)	11,806	182,463(P)	493	50,139
Fiscal 2001						
Shomiti	100,989	1,120,984(P)	11,032	139,991(P)	1,206	113,227
Medusa	—	—	96	8,012(C)	7,316	7,412
Demeter	168,882	6,020,012(C)	15,438	491,448(C)	3,373	187,693
Sensors	317,342	9,481,109(C)	12,675	381,417(C)	25,156	355,173

(1) Excludes contingent consideration
(2) Shares of common stock (C) or shares of convertible Series A preferred stock (P)

At the closing of the Sensors transaction, certificates representing 9,481,109 shares of Finisar common stock were issued to the former stockholders of Sensors (the "Initial Consideration") and 9,481,032 shares of common stock, or one-half of the shares issued pursuant to the transaction, were deposited into escrow (the "Deferred Consideration"). One-third of the shares deposited in escrow will be released on each of the first three anniversaries of October 17, 2000, the closing date, subject to the achievement of certain development milestones. If the milestones are not achieved, the escrow shares will be cancelled and returned to the status of authorized but unissued shares.

In addition to the Initial Consideration and Deferred Consideration, on each of the first three anniversaries of the closing of the transaction, Finisar is required to issue and deliver to the former shareholders of Sensors, on a pro rata basis, additional shares of Finisar common stock (valued on the basis of the average closing trading price per share of such stock on the Nasdaq National Market® for the ten trading days preceding the applicable payment date) (the "Additional Consideration"). These shares of Finisar common stock, with an aggregate estimated value of $48 million, are distributable as follows:

- If on the first anniversary of the closing of the transaction, at least 75% of the key management and technical employees originally employed by Sensors, or equivalent replacement employees, are then employed by Finisar, Finisar will issue and deliver Finisar shares having an aggregate value of $2.375 multiplied by the total number of shares initially deposited in escrow, rounded to the nearest whole share;
- If on the second anniversary of the closing of the transaction, at least 65% of the key Sensors employees, or equivalent replacement employees, are then employed by Finisar, Finisar will issue and deliver Finisar shares having an aggregate value of $1.58333 multiplied by the total number of escrow shares, rounded to the nearest whole share; and

- If on the third anniversary of the closing of the transaction, at least 50% of the key Sensors employees, or equivalent replacement employees, are then employed by Finisar, and if prior to that date all six development milestones set forth in the Agreement have been achieved, Finisar will issue Finisar shares having an aggregate value of $0.79167 multiplied by the total number of escrow shares, rounded to the nearest whole share.

At the date of acquisition, only the Initial Consideration was recorded for accounting purposes, since the payment of the Deferred Consideration and Additional Consideration was contingent upon future events that were not assured of occurring beyond a reasonable doubt. The Deferred Consideration will be recorded as additional purchase cost at the then current market price of the common stock if and when the milestones are attained. The Additional Consideration, if any, will be recorded as additional purchase cost at the then current market price of common stock on the first, second and third anniversaries of closing.

As of April 30, 2002 and 2001, 6,320,688 and 3,160,344 shares of Finisar common stock, respectively, were earned as Deferred Consideration, and as of April 30, 2002, 3,817,168 shares of Finisar common stock were earned as Additional Consideration in accordance with the provisions of the merger agreement. As a result, additional goodwill of $51.7 million and $27.7 million, respectively, was recorded in fiscal 2002 and 2001, respectively. This goodwill was amortized through April 30, 2002 based on its remaining estimated useful life, commencing on the date the consideration was earned.

At the closing of the Transwave transaction, certificates representing 580,172 shares of Finisar convertible Series A preferred stock (1,740,516 shares of common stock as a result of subsequent conversion) were issued to the former stockholders of Transwave (the "Initial Consideration") and certificates representing 290,131 shares of convertible Series A preferred stock (870,393 shares of common stock as a result of conversion), or approximately one-third of the shares issued pursuant to the transaction, were deposited into escrow (the "Deferred Consideration"). One-third of the shares deposited in escrow will be released on each of the first three anniversaries of the closing date subject to the achievement of certain financial, development and personnel milestones. If the milestones are not achieved, the escrow shares will be cancelled and returned to the status of authorized but unissued shares.

At the date of acquisition, only the Initial Consideration was recorded for accounting purposes, since the payment of the Deferred Consideration was contingent upon future events that were not then assured of occurring beyond a reasonable doubt. The Deferred Consideration, will be recorded as additional purchase cost at the then current market price of the common stock if and when the milestones are attained.

As of April 30, 2002, 203,223 shares of Finisar common stock were earned as Deferred Consideration in accordance with the provisions of the merger agreement. As a result, additional goodwill of $1.2 million was recorded and amortized over the remaining estimated useful life of the goodwill commencing on the date the consideration was earned.

The following is a summary of the initial purchase price allocation for each of the Company's acquisitions (in thousands):

		Intangible Assets Acquired								
Entity Name	**Net Tangible Assets**	**Developed Technology**	**In-Process Research & Development**	**Assembled Workforce**	**Customer Base**	**Tradename**	**Goodwill**	**Deferred Income Taxes**	**Deferred Compensation**	**Total (1)**
Fiscal 2002										
Transwave	$ 15	$10,387	$ 2,696	$ 946	$ 125	$ —	$ 39,143	$ (5,523)	$ 2,350	$ 50,139
Fiscal 2001										
Shomiti	(1,241)	37,092	5,997	1,449	3,522	2,267	80,700	(18,432)	1,873	113,227
Medusa	653	910	—	490	160	600	5,424	(890)	65	7,412
Demeter	3,716	32,381	6,457	380	244	—	149,648	(18,434)	13,301	187,693
Sensors	740	54,825	22,764	1,539	1,901	3,722	288,677	(24,974)	5,979	355,173

(1) Excludes contingent consideration

The amounts allocated to in-process research and development ("IPR&D") were determined through established valuation techniques in the high-technology industry and were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. Research and development costs to bring the products from the acquired companies to technological feasibility are not expected to have a material impact on the Company's future results of operations or cash flows. Goodwill represents the excess of purchase consideration over the fair value of the assets, including identifiable intangible assets, net of the fair value of liabilities assumed. Intangible assets including goodwill related to the acquisitions are amortized to expense on a straight-line basis over their estimated useful lives ranging from three to five years.

The Company has recorded certain acquisition-related purchase consideration as deferred stock-based compensation in accordance with Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Those amounts represent the intrinsic value on the date of closing of the acquisition of the unvested Finisar stock options exchanged for options held by employees of the companies. The stock compensation expense is being recognized on the graded vesting method over the related vesting period of the options of three to four years.

The consolidated statements of operations of Finisar presented throughout this report include the operating results of the acquired companies from the date of the respective acquisitions. The following unaudited pro forma information for fiscal 2002, 2001 and 2000 presents net revenue, net loss and net loss per share for each of these periods as if the transactions were consummated on May 1, 1999 except in-process research and development which is recorded in the year the transactions closed. This unaudited pro forma information does not purport to represent the Company's actual results of operations had the acquisitions occurred on May 1, 1999, or to be indicative of the Company's operating results for any future periods (in thousands, except per share data).

	Fiscal Years Ended April 30,		
	2002	2001	2000
Revenue	$ 147,265	$ 212,472	$ 91,841
Net loss	$(218,738)	$(146,953)	$(130,236)
Net loss per share basic and diluted	$ (1.21)	$ (0.87)	$ (0.99)

3. Purchased Intangible Assets Including Goodwill

Purchased intangible assets, including goodwill consisted of the following (in thousands):

	April 30,	
	2002	2001
Developed technology	$ 135,595	$ 125,208
Customer base	5,952	5,827
Tradename	6,589	6,589
Assembled workforce	4,804	3,858
Goodwill	645,806	552,117
Total intangible assets including goodwill	798,746	693,599
Less accumulated amortization	(219,786)	(64,020)
	$ 578,960	$ 629,579

The increase in developed technology, customer base and assembled workforce is due to the acquisition of Transwave. The increase in goodwill is due primarily to the acquisition of Transwave and the recognition of the contingent consideration in the Sensors and Transwave acquisitions (see Note 2).

Upon adoption of SFAS 142 in fiscal 2003, the Company will reclassify assembled workforce to goodwill and no longer amortize goodwill.

4. Investments

Short-Term. The following table summarizes the Company's short-term investments in terms of type of investment, amortized cost, gross unrealized gain or (loss) and fair market value as of April 30, 2002 and 2001 (in thousands).

Investment type	Amortized Cost	Gross Unrealized Gain (Loss)	Market Value
As of April 30, 2002			
Debt:			
Corporate	$ 42,308	$ 316	$ 42,624
Government Agency	8,408	100	8,508
Municipal	14,362	159	14,521
	65,078	575	65,653
Equity:			
Corporate	2,555	—	2,555
Total	$ 67,633	575	$ 68,208

Investment Type	Amortized Cost	Gross Unrealized Gain (Loss)	Market Value
As of April 30, 2001			
Certificates of deposit	$ 264	$ —	$ 264
Debt:			
Corporate	18,643	445	19,088
Government Agency	2,038	33	2,071
Municipal	64,314	672	64,986
	84,995	1,150	86,145
Equity:			
Corporate	16,430	1,126	17,556
Total	$101,689	$2,276	$103,965

Included in the above table as of April 30, 2002 is $21,225,000 of investments with maturities in the years ended April 30, 2004 and 2005 of $8,791,000 and $12,434,000, respectively, and as of April 30, 2001 is $56,340,000 of investments with maturities in the years ended April 30, 2003 and 2004 of $51,442,000 and $4,898,000, respectively. While these investments mature after one year from the balance sheet date, they have been classified as current assets because they are readily marketable and the Company views these investments as assets which are available within the year following the balance sheet date should the need arise. The realized gains for the years ended April 30, 2002 and 2001 totaled $438,000 and $531,000, respectively.

Restricted Securities. The Company has purchased and pledged to a collateral agent, as security for the exclusive benefit of the holders of the 5¼% convertible subordinated notes U.S. government securities, which will be sufficient upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the next five scheduled interest payments due on the notes. The following table summarizes the Company's restricted securities in terms of type of investment, amortized cost, gross unrealized gain or (loss) and fair market value as of April 30, 2002 (in thousands):

Investment Type	Amortized Cost	Gross Unrealized Gain (Loss)	Market Value
As of April 30, 2002			
Government agency	$16,063	$(262)	$15,801
Classified as:			
Short-term—less than 1 year	$ 6,560	$ (69)	$ 6,491
Long-term—1 to 3 years	9,503	(193)	9,310
Total	$16,063	$(262)	$15,801

Cost Method Investments. Included in other long-term assets is $29.9 million and $28.3 million at April 30, 2002 and 2001, respectively, representing the carrying value of the Company's minority investment in eight privately held companies accounted for under the cost method. During the fiscal years ended April 30, 2002 and 2001, the Company recorded charges of $0 and $1.3 million, respectively, for the impairment in value of these investments.

Equity Method Investments. Included in other long-term assets is $5.0 million and $0 at April 30, 2002 and 2001, respectively, representing the carrying value of the Company's minority investment in one private company accounted for under the equity method. Also included in other long-term assets is the Company's loan of $7.0 million to this private company. During the fiscal years ended April 30, 2002 and 2001, the Company recorded $309,000 representing its share of the loss of the investee, which is recorded in other income (expense), net on the statement of operations.

5. Inventories

Inventories consist of the following (in thousands):

	April 30, 2002	April 30, 2001
Raw materials	$36,246	$41,592
Work-in-process	17,439	15,840
Finished goods	6,228	5,186
	$59,913	$62,618

In the fourth quarter of fiscal 2001, the Company recorded a charge to cost of revenue of $19.8 million for excess and obsolete inventory including $9.5 million for non-cancelable purchase obligations. In the first quarter of fiscal 2002, the Company recorded an additional charge of $29.2 million for excess and obsolete inventory including $3.7 million for non-cancelable purchase obligations.

During the fourth quarter of fiscal 2002, the Company sold inventory components that were previously written-off. The estimated original cost of components that were written-off in prior periods and were sold in the fourth quarter of fiscal 2002 was approximately $2.7 million. As a result, cost of revenue associated with the sale of this inventory was $0.

6. Property, Equipment and Improvements

Property, equipment and improvements consist of the following (in thousands):

	April 30, 2002	April 30, 2001
Land	$ 18,786	$18,780
Building	21,169	13,986
Computer equipment	19,674	9,558
Office equipment, furniture and fixtures	3,209	2,645
Machinery and equipment	76,957	36,469
Leasehold improvements	7,480	4,042
Total	147,275	85,480
Accumulated depreciation and amortization	(22,250)	(6,212)
Property, equipment and improvements (net)	$125,025	$79,268

In February 2002, we purchased certain of the assets, principally capital assets, of AIFOtec, GmbH, located in Munich, Germany for cash consideration totaling $2.5 million. Additionally, we leased AIFOtec's former facility.

7. Commitments

Future minimum payments under capital and non-cancelable operating lease agreements are as follows as of April 30, 2002 (in thousands):

	Capital Leases	Operating Leases
Fiscal years ending April 30:		
2003	$ 371	$ 3,517
2004	—	3,362
2005	—	3,383
2006	—	3,253
2007	—	1,622
2008	—	791
Thereafter	—	451
Total minimum payments required	$ 371	$16,379
Less amount representing interest	(10)	
Present value of minimum lease payments	361	
Less current portion	(361)	
Long-term lease obligation	$ —	

Rent expense was approximately $5.1 million in fiscal 2002, $3.4 million in fiscal 2001 and $1.5 million in fiscal 2000. The Company subleases a portion of its facilities that it considers to be in excess of current requirements. Sublease income was $1.7 million in fiscal 2002, $2.7 million in fiscal 2001 and $500,000 in fiscal 2000. Total sublease income to be recognized for the remaining term of the lease through May 2003 totals $100,000.

8. Sale of Convertible Subordinated Notes

On October 15, 2001, the Company sold $125 million aggregate principal amount of 5¼% convertible subordinated notes due October 15, 2008. Interest on the notes is 5¼% per year on the principal amount, payable semiannually on April 15 and October 15, beginning on April 15, 2002. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of the Company's common stock at a conversion price of $5.52 per share, which is equal to a conversion rate of approximately 181.159 shares per $1,000 principal amount of notes. The conversion price is subject to adjustment.

Because the market value of the stock rose above the conversion price between the day the notes were priced and the day the proceeds were collected, the Company recorded a discount of $38.3 million related to the intrinsic value of the beneficial conversion feature. This amount is being amortized to interest expense over the life of the convertible notes, or sooner upon conversion. During fiscal 2002, the Company recorded in interest expense amortization of $2.5 million.

At issuance of the Notes, the Company purchased and pledged to a collateral agent, as security for the exclusive benefit of the holders of the notes, approximately $18.9 million of U.S. government securities which will be sufficient, upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first six scheduled interest payments due on the Notes.

The Notes are subordinated to all of the Company's existing and future senior indebtedness and effectively subordinated to all existing and future indebtedness and other liabilities of its subsidiaries. Because the notes are subordinated, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on the senior indebtedness, holders of the notes will not receive any payment until holders of the senior indebtedness have been paid in full. The indenture does not limit the incurrence by the Company or its subsidiaries of senior indebtedness or other indebtedness. The Company may redeem the notes, in whole or in part, at any time on or after October 15, 2004 up to, but not including, the maturity date at specified redemption prices, plus accrued and unpaid interest.

Upon a change in control of the Company, each holder of the notes may require the Company to repurchase some or all of the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. Instead of paying the change of control purchase price in cash the Company may, at its option, pay it in shares of the Company's common stock valued at 95% of the average of the closing sales prices of its common stock for the five trading days immediately preceding and including the third trading day prior to the date the Company is required to repurchase the notes. The Company cannot pay the change in control purchase price in common stock unless the Company satisfies the conditions described in the indenture under which the notes have been issued.

The notes are represented by one or more global notes, deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the global notes will be shown on, and transfers will be effected only through, records maintained by DTC and its participants.

The Company has agreed to use its best efforts keep a shelf registration statement covering the notes and the common stock issuable upon conversion of the notes effective until two years after the last date on which the Company issues notes or such earlier date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell their securities immediately pursuant to Rule 144(k) under the Securities Act. If the Company does not comply with these registration obligations, the Company will be required to pay liquidated damages to the holders of the notes or the common stock issuable upon conversion. The Company filed a registration statement covering the notes and the common stock issuable upon conversion of the notes with the SEC in December 2001, and the registration statement was declared effective in January 2002. The Company will not receive any of the proceeds from the sale by any selling security holders of the notes or the underlying common stock. The notes are eligible for trading in the PORTAL market.

As at April 30, 2002, the fair value of the Company's convertible subordinated debt was $168,281,000.

9. Stockholders' Equity

Common Stock and Preferred Stock

On June 19, 2001, the Company's stockholders approved an increase in the number of authorized shares of common stock from 200,000,000 to 500,000,000 shares. Thereafter, the preferred stock issued in the acquisitions of Shomiti and Transwave and options to purchase preferred stock issued under the 2001 Nonqualified Stock Option Plan were converted into common stock on a 3-for-1 basis. As at April 30, 2002, Finisar is authorized to issue 500,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The holder of each share of common stock has the right to one vote.

Common stock subject to future issuance as of April 30, 2002 is as follows:

Conversion of convertible notes	22,644,927
Exercise of warrants	10,153
Exercise of outstanding options	13,895,142
Common stock available for grant under stock option plans	780,795
Common stock reserved for issuance under the employee stock purchase plan	642,614
	37,973,631

In connection with the acquisition of Sensors, the remaining unearned Deferred Consideration of 3,160,413 shares of common stock which are held in escrow and the Additional Consideration that may be earned in future periods (see Note 2) are not included in the accompanying balance sheet and are excluded from the table above. In connection with the acquisition of Transwave, the remaining unearned Deferred Consideration of 667,170 shares of common stock which are held in escrow and may be earned in future periods (see Note 2) are not included in the accompanying balance sheet and are excluded from the table above. Any future Additional or Deferred Consideration will be recorded as goodwill and be subject to the impairment testing under SFAS 142.

Effective November 11, 1999, the Company sold 27,915,000 shares of its common stock in an initial public offering at a price of $6.33, including 3,465,000 shares that were sold upon exercise of the underwriters' overallotment option. Of the shares sold, 25,815,699 shares, with an aggregate offering price of $163,499,427, were sold by Finisar and 2,099,301 shares, with an aggregate offering price of $13,295,573, were sold by selling stockholders. An aggregate underwriting discount of $12,375,650 was paid in connection with the offering, $11,444,960 of which was paid by Finisar and $930,690 of which was paid by the selling stockholders. Other expenses of the offering incurred by Finisar were approximately $1,500,000. Net proceeds of the offering to the Company after deducting underwriting discounts and commissions, and other expenses aggregated approximately $150.6 million. Of the net proceeds raised in the initial public offering, $11.0 million was used to repay bank loans and another $2.6 million was used to redeem the Company's no par value, redeemable preferred stock.

On April 6, 2000, the Company sold 23,175,000 shares in an additional public offering of its common stock at a price of $33.33 per share, including 75,000 shares that were sold upon exercise of the underwriters' overallotment option. Of the shares sold, 6,000,000 shares, with an aggregate offering price of $200,000,000, were sold by Finisar, and 17,175,000 shares, with an aggregate offering price of $572,500,000, were sold by selling stockholders. An aggregate underwriting discount of $30,127,500 was paid in connection with the offering, $7,800,000 of which was paid by Finisar and $22,327,500 of which was paid by the selling stockholders. Other expenses of the offering incurred by Finisar were approximately $1,100,000. Net proceeds of the offering to the Company after deducting underwriting discounts and commissions, and other expenses aggregated approximately $191.1 million.

Convertible Redeemable Preferred Stock and Redeemable Preferred Stock

On November 6, 1998 and November 25, 1998, Finisar issued an aggregate of 12,039,486 shares of convertible redeemable preferred stock to investors at $2.1932 per share, resulting in gross cash proceeds of $26,405,000. In conjunction with the Company's initial public offering on November 11, 1999, the convertible redeemable preferred shares were converted into 26,945,691 shares of common stock and 12,039,486 shares of redeemable preferred stock; the Company then paid $2.6 million to redeem the redeemable preferred stock.

Warrants

In connection with the acquisition of Shomiti, the Company assumed warrants to purchase stock of Shomiti. These warrants entitle the holder to purchase 10,153 shares of Finisar common stock at an exercise price of $11.49. The warrants expire at various dates through 2007. None of the warrants have been exercised to date.

Preferred Stock

The Company has authority to issue up to 5,000,000 shares of preferred stock, $0.001 par value. The preferred stock may be issued in one or more series having such rights, preferences and privileges as may be designated by the Company's Board of Directors. Pursuant to such Board action in March 2001, the Company designated 4,500,000 shares of its preferred stock as Series A preferred stock. Each share of Series A preferred stock was automatically convertible into three shares of the Company's common stock, subject to adjustment for stock splits, stock dividends, recapitalizations and similar events, upon the effectiveness of an increase in the authorized number of shares of the Company's common stock to not less than the number of shares sufficient to allow the conversion of each share of the Series A Preferred Stock (the "Charter Amendment"). Pending conversion of the Series A Preferred Stock, a holder of a share of Series A Preferred Stock had the same rights as a holder of the number of shares of the Company's common stock into which the share of Series A Preferred Stock was convertible with respect to the rights to vote, to receive dividends and to receive distributions on a liquidation or winding up of Finisar. Shares of Series A Preferred Stock were issued in connection with the acquisitions of Shomiti and Transwave. As of April 30, 2002 and 2001, zero and 1,120,984 shares of the Company's Series A Preferred Stock were issued and outstanding, respectively. On June 19, 2001, the Charter Amendment was approved and the outstanding shares of the Series A Preferred Stock were automatically converted into common stock on a 3-for-1 basis upon the filing of an amendment to the Company's Certificate of Incorporation with the Delaware Secretary of State. None of the 5,000,000 shares of preferred stock the Company is authorized to issue have any designated rights, preferences or privileges.

1999 Employee Stock Purchase Plan

Finisar's 1999 Employee Stock Purchase Plan was adopted by the Board of Directors and approved by the stockholders in September 1999. A total of 750,000 shares of common stock were reserved for issuance under the plan, cumulatively increased by 750,000 shares on May 1, 2001 and each May 1 thereafter through May 1, 2010. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by Finisar for more than 20 hours per week and more than five months in any calendar year. The plan is implemented during sequential 12-month offering periods, generally commencing on or about December 1 of each year.

In addition, a six-month offering period will generally commence on June 1 of each year.

The employee stock purchase plan permits eligible employees to purchase Finisar common stock through payroll deductions, which may not exceed 20% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of Finisar common stock on either the first or the last day of the offering period, whichever is lower.

Stock Option Plans

As discussed in Note 1 and as permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), Finisar has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock-based awards to employees.

During fiscal 1989 and 1999, Finisar adopted the 1989 and 1999 Stock Option Plans (the "Plans"). Under the Plans, options to purchase common stock may be granted at an exercise price of not less than 85% of the fair value of a share of common stock on the date of grant (110% of the fair value in certain instances) as determined by the board of directors. Options generally vest over five years and have a maximum term of 10 years. All options granted under the Plans are immediately exercisable. As of April 30, 2002, 4,402,589 shares issued upon exercise of options are subject to repurchase.

Finisar's 1999 Stock Option Plan was amended by the Board of Directors and approved by the stockholders in September 1999. The amendment increased the aggregate maximum number of shares that may be issued under the Plan on May 1, 2001 and each May 1 thereafter by a number of shares equal to 5% of the number of shares of Finisar's common stock issued and outstanding as of the immediately preceding April 30, subject to certain restrictions on the aggregate maximum number of shares that may be issued pursuant to incentive stock options.

In connection with the acquisitions of Sensors and Demeter, the Company agreed to limit the number of options that could be granted under the Company's 1999 Stock Option Plan. The Company also agreed to suspend the automatic annual increase in shares reserved for issuance under the 1999 Stock Option Plan until the number of shares of its common stock authorized for issuance has been increased. Because of the limit to the number of options that could be granted under the 1999 Stock Option Plan, options to purchase Finisar preferred stock were issued in conjunction with the assumption of all options outstanding upon the acquisition of Shomiti, Medusa and Transwave. These options on preferred stock were automatically convertible to options to purchase Finisar common stock on a 1-for-3 basis at such time as sufficient common stock was authorized for issuance. Following the stockholders' approval of the increase in the number of shares of common stock authorized to be issued on June 19, 2001, the limit on the number of options that could be granted under the 1999 Stock Option Plan and the suspension of the automatic annual increase in shares reserved for issuance were lifted, and the options for Finisar preferred stock were converted to options for Finisar common stock. In aggregate, the Company authorized, after conversion of options for preferred stock, the issuance of options to purchase 1,848,239 shares of Finisar common stock in connection with the assumption of all options upon the acquisitions of Sensors, Demeter, Shomiti, Medusa and Transwave. The new options that were issued carry forward the same vesting schedules as the underlying options assumed, which generally vest over four years.

A summary of activity under the Plans for common stock is as follows:

		Options Outstanding		
Options for Common Stock	Options Available for Grant	Number of Shares	Price Per Share	Weighted-Average Exercise Price
Balance at April 30, 1999	19,605,000	4,459,620	$ 0.0170–$ 0.4375	$ 0.190
Options granted	(5,497,710)	5,497,710	$ 0.4700–$21.7080	$ 2.287
Options exercised	—	(4,041,099)	$ 0.0170–$ 3.4000	$ 0.591
Options canceled	237,525	(237,525)	$ 0.0170–$ 6.3300	$ 0.775
Shares repurchased	25,800	—	$ 0.0430–$ 0.0500	$ 0.050
Options expired	(241,800)	—	—	—
Balance at April 30, 2000	14,128,815	5,678,706	$ 0.0170–$21.7080	$ 1.916
Options granted	(8,299,815)	8,299,815	$ 7.0600–$32.5000	$21.247
Increase in authorized shares related to acquisitions	880,877	—	—	—
Options assumed in acquisitions	(880,877)	880,877	$ 0.2300–$ 0.9600	$ 0.749
Options exercised	—	(752,461)	$ 0.0170–$ 6.3330	$ 1.941
Options repurchased	573,000	—	$ 0.0430–$ 0.4375	$ 0.210
Options canceled	211,795	(211,795)	$ 6.3333–$30.875	$24.505
Options expired	(333,000)	—	—	—
Decrease in authorized shares	(5,500,000)	—	—	—
Balance at April 30, 2001	780,795	13,895,142	$ 0.0170–$32.500	$13.043
Increase in authorized shares	20,557,890	—	—	—
Increase in authorized shares related to acquisitions	975,374	—	—	—
Options granted	(9,851,000)	9,851,000	$ 3.8400–$19.1100	$ 4.2289
Options converted from preferred options	(5,752,620)	5,752,620	$10.2300–$12.625	$ 1.4400
Options exercised	—	(965,923)	$ 3.6999–$23.0895	$ 1.1076
Options repurchased	238,800	—	$ 0.0433–$ 1.0000	$ 0.3912
Options canceled	1,926,245	(1,926,245)	$ 0.1600–$30.8750	$11.7534
Options expired	(212,286)	—	—	—
Balance at April 30, 2002	8,663,198	26,606,594	$ 0.0170–$32.500	$ 7.1709

The following table summarizes information about options outstanding for common stock at April 30, 2002:

Exercise Price for Common Stock	Number Outstanding at April 30, 2002	Exercisable Number Exercisable at April 30, 2002	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price
$00.0167–$00.4367	2,797,127	2,572,435	6.48	$00.1295
$00.4700–$03.6667	1,794,963	971,268	7.52	$01.3909
$03.8400–$03.8400	8,675,300	13,720	9.42	$03.8400
$04.0100–$10.0300	1,952,694	337,747	8.55	$05.9289
$10.2300–$10.2300	4,010,150	806,150	8.96	$10.2300
$11.0625–$21.5625	3,044,255	589,453	8.52	$16.9196
$21.5630–$22.5000	2,554,105	517,791	8.33	$21.9344
$25.6875–$25.6875	200,000	40,000	8.56	$25.6875
$30.8750–$30.8750	1,228,000	245,600	8.47	$30.8750
$32.5000–$32.5000	350,000	70,000	8.29	$32.5000
$ 0.0167–$32.5000	26,606,594	6,164,164	8.58	$ 7.1709

The weighted-average fair value of options granted for common stock was $4.23 during fiscal 2002 and $20.00 during fiscal 2001.

In connection with the acquisitions of Shomiti, Medusa and Transwave, the Company's Board adopted the Finisar Corporation 2001 nonstatutory stock option plan which provided for the grant of nonstatutory options to purchase shares of Series A Preferred Stock. The 2001 Stock Option Plan was primarily used for the grants of options to employees of Shomiti, Medusa and Transwave following completion of the acquisitions of these companies. The 2001 Stock Option Plan also permits the Company to grant nonstatutory stock options to its other employees.

On June 19, 2001, the Company's stockholders approved an increase in the authorized shares of the Company's common stock and the options to purchase shares of Series A preferred stock were automatically converted into options to purchase common stock on a 3-for-1 basis upon the filing of an amendment to the Company's Certificate of Incorporation with the Delaware Secretary of State.

A summary of activity under the plan for preferred stock is as follows:

		Options Outstanding		
Options for Preferred Stock	Options Available for Grant	Number of Shares	Price Per Share	Weighted-Average Exercise Price
Options authorized	1,950,000	—	—	—
Options granted	(1,595,586)	1,595,586	$30.69–$37.875	$33.12
Increase in authorized shares related to acquisitions	139,991	—	—	—
Options assumed in acquisitions	(139,991)	139,991	$ 0.60–$12.39	$ 9.315
Options canceled	500	(500)	$30.69	$30.69
Balance at April 30, 2001	354,914	1,735,077	$ 0.60–$37.875	$31.20
Increase in authorized shares related to acquisitions	182,463	—	—	—
Options assumed in acquisitions	(182,463)	182,463	$ 0.48	$ 0.48
Options converted to common stock options	—	(1,917,540)	$ 0.48–$12.39	$ 4.32
Decrease in authorized shares	(354,914)	—	—	—
Balance at April 30, 2002	—	—	—	—

Restricted Shares Issued for Promissory Notes

During fiscal 1999, employees exercised options to purchase 7,938,924 shares of common stock in exchange for promissory notes in the aggregate principal amount of $1,520,788. During fiscal 2000, employees exercised options to purchase 2,792,523 shares of common stock in exchange for promissory notes in the aggregate principal amount of $1,632,413. During fiscal 2001 and 2002, no options were exercised for shares of common stock in exchange for promissory notes. All notes are full recourse, are secured by the shares and bear interest at a rate of 6% per annum. The shares are restricted and are subject to a right of repurchase at the original exercise price in favor of Finisar. This repurchase right lapses in accordance with the original vesting schedule of the option, which is generally five years.

Deferred Stock Compensation

In connection with the grant of certain stock options to employees, Finisar recorded deferred stock compensation of $2.4 million during fiscal 1999 and $13.0 million during fiscal 2000 prior to the Company's initial public offering, representing the difference between the deemed value of the Company's common stock for accounting purposes and the option exercise price of these options at the date of grant. During fiscal 2001 and fiscal 2002, the Company recorded additional deferred compensation of $21.2 million and $1.1 million (net of reversals of $1.3 million related to termination of employees), respectively, related to the assumptions of stock options associated with companies acquired during the year. Deferred stock compensation is presented as a reduction of stockholders' equity, with graded amortization recorded over the five year vesting period. The amortization expense relates to options awarded to employees in all operating expense categories. The following table summarizes the amount of deferred stock compensation expense which Finisar has recorded and the amortization it has recorded and expects to record in future periods in connection with grants of certain stock options to employees during fiscal years 1999 and 2000 and assumptions of stock options associated with companies acquired during the fiscal year 2001 and fiscal year 2002. Amounts to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited (in thousands):

	Deferred Stock Compensation Generated	Amortization Expense
Fiscal year ended April 30, 1999	$ 2,403	$ 428
Fiscal year ended April 30, 2000	12,959	5,530
Fiscal year ended April 30, 2001	21,217	13,543
Fiscal year ended April 30, 2002	1,065	11,963
Fiscal year ending April 30, 2003 (unaudited)	—	4,162
Fiscal year ending April 30, 2004 (unaudited)	—	1,658
Fiscal year ending April 30, 2005 (unaudited)	—	360
Total	$37,644	$37,644

Accounting for Stock-Based Compensation

Pro forma information regarding net income is required by SFAS 123 as if Finisar had accounted for its employee stock options granted under the fair value method of SFAS 123. The fair value for Finisar's stock option grants prior to the Company's initial public offering was estimated at the date of grant using the minimum value option valuation model. The fair value of stock option grants subsequent to the initial public offering were valued using Black-Scholes valuation model based on the actual stock closing price on the day previous to the date of grant. The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because Finisar's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of these options was estimated at the date of grant using the following weighted-average assumptions for fiscal years 2002, 2001 and 2000: risk-free interest rates of 4.7% for 2002, 5% for 2001 and 6% for 2000; a dividend yield of 0%; a volatility factor of 1.24 for 2002, 1.49 for 2001 and 0.91 for 2000; and a weighted-average expected life of the option of four years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Finisar Corporation's pro forma information is as follows (in thousands, except per share amounts):

	Fiscal Years Ended April 30,		
	2002	2001	2000
Net income (loss):			
As reported	$(218,738)	$ (85,449)	$ 2,881
Pro forma	$(261,724)	$(105,809)	$ 2,463
Basic net income (loss) per share:			
As reported	$ (1.21)	$ (0.53)	$ 0.03
Pro forma	$ (1.44)	$ (0.66)	$ 0.02
Diluted net income (loss) per share:			
As reported	$ (1.21)	$ (0.53)	$ 0.02
Pro forma	$ (1.44)	$ (0.66)	$ 0.02

10. Income Taxes

The expense (benefit) for income taxes consists of the following (in thousands):

	Fiscal Years Ended April 30,		
	2002	2001	2000
Current:			
Federal	$ (8,309)	$ 17,537	$ 3,875
State	—	5,349	473
	(8,309)	22,886	4,348
Deferred:			
Federal	(27,802)	(17,311)	(968)
State	(2,455)	(4,555)	(125)
	(30,257)	(21,866)	(1,093)
Provision for income taxes	$ (38,566)	$ 1,020	$ 3,255

The tax benefit associated with exercises of stock options assumed in acquisitions reduced taxes currently payable by $21.2 million in fiscal year 2001 and was recorded as a reduction of goodwill.

A reconciliation of the income tax provision (benefit) at the federal statutory rate to the income tax provision (benefit) at the effective tax rate is as follows:

	Fiscal Years Ended April 30,		
	2002	2001	2000
Expected income tax provision (benefit) at U.S. federal statutory rate	(35.0)%	(35.0)%	34.0%
State taxes, net of federal benefit	(1.5)	0.5	3.7
Deferred compensation	1.6	1.8	30.6
Tax exempt interest	(0.3)	(2.4)	(7.6)
Research and development credits	—	(0.8)	(7.9)
Valuation allowance	1.8	—	—
Non-deductible amortization	17.6	21.4	—
Non-deductible acquired in-process research and development	0.4	14.6	—
Non-deductible merger related expenses	0.4	0.5	—
Other permanent differences	0.1	0.6	0.2
	(14.9)%	1.2%	53.0%

The components of deferred taxes consist of the following (in thousands):

	Fiscal Years Ended April 30,	
	2002	2001
Deferred tax assets:		
Inventory reserve	$ 18,705	$ 10,267
Accruals and reserves	7,682	7,893
Tax credits	1,422	1,422
Net operating loss carryforwards	42,428	27,574
Other	1,008	513
Total deferred tax assets	71,245	47,669
Valuation allowance	(27,016)	(16,419)
Net deferred tax assets	44,229	31,250
Deferred tax liabilities:		
Acquired intangibles	(44,229)	(54,075)
Unrealized gains on marketable securities	—	(955)
Tax depreciation over book depreciation	—	(954)
Total deferred tax liabilities	(44,229)	(55,984)
Total net deferred tax assets (liabilities)	$ —	$(24,734)

The valuation allowance increased by approximately $10.6 million and $16.4 million in fiscal 2002 and 2001, respectively.

Approximately $9.7 million of the valuation allowance at April 30, 2002 is attributable to stock option deductions, the benefit of which will be credited to paid-in capital when realized. Approximately $7.0 million of the valuation allowance at April 30, 2002 is attributable to stock option deductions that when realized, will first reduce unamortized goodwill, then other non-current intangible assets of acquired subsidiaries.

At April 30, 2002, the Company had federal and state net operating loss carryforwards of approximately $64.5 million and $38.7 million, respectively, and federal and state research and development credit carryforwards of approximately $2.8 million and $0.7 million, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2004, if not utilized.

Utilization of the Company's net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations set forth by the Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

11. Segments and Geographic Information

The Company designs, develops, manufactures and markets optical subsystems, components and test and monitoring systems for high-speed data communications. Due to the acquisition of several companies, the Company changed the structure of its internal organization in fiscal 2001 based on the type of customer, product application and manner in which products are marketed. Based on this new structure, the Company views its business as having two principal operating segments, consisting of optical components and subsystems and network test and monitoring systems. Optical subsystems consist primarily of transmitters, receivers and transceivers sold to manufacturers of storage and networking equipment for storage area networks (SANs) and local area networks (LANs), multiplexers, demultiplexers and optical add/drop modules for use in metropolitan access networks (MAN) applications, and digital return path products for cable television networks (CATV) networks. The Company also sells a number of optical components manufactured by the Company and used in its optical subsystems to other equipment manufacturers. These components include photodetectors and positive intrinsic negative (PIN) receivers, lasers and passive components for wavelength division multiplexing (WDM) applications. Network test and monitoring systems include products designed to test the reliability and performance of equipment for Fibre Channel, Gigabit Ethernet and the Infiniband protocols. These test and monitoring systems are sold to both manufacturers and end-users of the equipment.

In fiscal 2001 and fiscal 2002, the operating segments and corporate sales reported to the President and Chief Executive Officer. Where appropriate, the Company charges specific costs to these segments where they can be identified and allocates certain manufacturing costs, research and development, sales and marketing and general and administrative costs to these operating segments, primarily on the basis of manpower levels or a percentage of sales. The Company does not allocate income taxes, non-operating income, acquisition-related costs, stock compensation, interest income and interest expense to its operating segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales.

Information about reportable segment revenues and income are as follows. Segment information for the prior years has been restated to conform to the current year's presentation (in thousands):

	Fiscal Years Ended April 30,		
	2002	2001	2000
Revenues:			
Optical components and subsystems	$112,333	$158,333	$46,774
Network test and monitoring systems	34,932	30,467	20,373
Total revenues	$147,265	$188,800	$67,147
Depreciation and amortization expense			
Optical components and subsystems	$ 11,579	$ 4,798	$ 916
Network test and monitoring systems	1,904	438	245
Operating income:			
Optical components and subsystems	$ (79,126)	$ (7,248)	$ 3,088
Network test and monitoring systems	(5,474)	3,968	5,425
Operating income (loss)	(84,600)	(3,280)	8,513
Unallocated amounts:			
Amortization of acquired developed technology	(27,119)	(10,900)	—
Amortization of deferred stock compensation	(11,963)	(13,542)	(5,530)
In-process research and development	(2,696)	(35,218)	—
Amortization of other intangibles	(129,099)	(53,122)	—
Other acquisition costs	(3,119)	(1,130)	—
Interest income (expense), net	(68)	14,217	3,252
Other non-operating income (expense), net	1,360	18,546	(99)
Income (loss) before income tax	$(257,304)	$ (84,429)	$ 6,136

The following is a summary of total assets by segment (in thousands):

	April 30,	
	2002	2001
Optical components and subsystems	$ 760,382	$ 770,641
Network test and monitoring systems	123,515	163,254
Other	157,384	96,100
	$1,041,281	$1,029,995

Cash, short-term, restricted and minority investments are the primary components of other in the above table.

The following is a summary of operations within geographic areas based on the location of the entity purchasing the Company's products (in thousands):

	Fiscal Years Ended April 30,		
	2002	2001	2000
Revenues from sales to unaffiliated customers:			
United States	$114,354	$159,100	$ 46,900
Canada	4,334	15,816	16,878
Rest of the world	28,577	13,884	3,369
	$147,265	$188,800	$ 67,147

Revenues generated in the U.S. and Canada (collectively, North America) are all from sales to customers located in those geographic regions.

The following is a summary of long-lived assets within geographic areas based on the location of the assets (in thousands):

	April 30,	
	2002	2001
Long-lived assets		
United States	$732,986	$738,205
Malaysia	17,494	—
Rest of the world	3,285	—
	$753,765	$738,205

The following is a summary of capital expenditure by reportable segment (in thousands):

	Fiscal Years Ended April 30,	
	2002	2001
Optical components and subsystems	$ 56,435	$ 39,806
Network test and monitoring systems	$ 3,700	$ 884

12. Pending Litigation

Securities Class Action Lawsuit

A class action lawsuit was filed on November 30, 2001 in the United States District Court for the Southern District of New York on behalf of purchasers of the Company's common stock alleging violations of federal securities laws. The case is brought purportedly on behalf of all persons who purchased the Company's common stock from November 17, 1999 through December 6, 2000. The complaint names as defendants the Company, Jerry S. Rawls, the Company's President and Chief Executive Officer, Frank H. Levinson, the Company's Chairman of the Board and Chief Technical Officer, Stephen K. Workman, the Company's Vice President Finance and Chief Financial Officer, and an investment banking firm that served as an underwriter for the Company's initial public offering in November 1999 and a secondary offering in April 2000. In April 2002, an amended complaint was served on the defendants. The amended complaint alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and

Section 10(b) of the Securities Exchange Act of 1934, on the grounds that the prospectuses incorporated in the registration statements for offerings failed to disclose, among other things, that (i) the underwriter had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the underwriter allocated to those investors material portions of the shares of the Company's stock sold in the offerings and (ii) the underwriter had entered into agreements with customers whereby the underwriter agreed to allocate shares of the Company's stock sold in the offerings to those customers in exchange for which the customers agreed to purchase additional shares of the Company's stock in the aftermarket at pre-determined prices. No specific damages are claimed. The Company is aware that similar allegations have been made in lawsuits relating to more than 300 other initial public offerings conducted in 1999 and 2000. Those cases have been consolidated for pretrial purposes. The issuer defendants, including Finisar, have filed a motion to dismiss the complaints. A hearing date on the motion has not been set. The Company believes that the allegations against the Company and its officers and directors are without merit and intends to contest them vigorously. However, the litigation is in the preliminary stage, and the Company cannot predict its outcome. The litigation process is inherently uncertain. If the outcome of the litigation is adverse to the Company and if the Company is required to pay significant monetary damages, the Company's business would be significantly harmed.

Patent Litigation

On March 1, 2002, Rockwell Automation Technologies, Inc. ("Rockwell AT"), a manufacturer of electronic component devices, filed a lawsuit against the Company, its subsidiary, Sensors Unlimited, and several other manufacturers, alleging that the Company and Sensors Unlimited used some of the metal organic chemical vapor deposition ("MOCVD") wafers purchased from IQE (Europe), Ltd. ("IQE") or others and/or fabricated wafers themselves that were manufactured by a process that infringed on one or more claims on an expired patent originally issued to Rockwell International Corporation in 1983 and ultimately assigned to Rockwell AT. The complaint asked for monetary damages. In April 2002, Rockwell AT dismissed the complaint against the Company and its subsidiary, Sensors Unlimited, without prejudice to its right to refile a lawsuit for infringement against the Company and Sensors Unlimited at a later date. The Company believes that the allegations against the Company and its subsidiary are without merit and if another lawsuit is filed in the future, the Company intends to contest it vigorously. IQE has agreed to indemnify Finisar for any liabilities resulting from wafers supplied by IQE. However, the litigation process is inherently uncertain. If the outcome of any such litigation is adverse to the Company and if the Company is required to pay significant monetary damages, the Company's business would be significantly harmed.

12. Sale of Opticity Product Line

On February 28, 2001, the Company completed the sale of technology and other assets associated with its Opticity product line to ONI Systems, Inc. At the same time, Finisar entered into a supply agreement for certain optical components for ONI's new ONLINE2500™ product incorporating the technology to be purchased from Finisar. Under the terms of the agreement, upon closing, ONI Systems, Inc., paid the Company $5 million in cash and 488,624 shares of ONI common stock having a value of approximately $16.4 million based on a closing price of $33.625 per share. The Company recorded a net gain of approximately $19.1 million as other income when earned in fiscal 2001.

During fiscal 2002, the Company achieved certain post-closing development milestones which were recorded as income, net of expenses totaling $14.7 million. The Company recorded an other than temporary write down of $13.9 million on the 488,624 shares of ONI common stock received based on declining market valuation.

13. Subsequent Events (unaudited)

In May 2002, the Company acquired the physical assets and intellectual property associated with the passive optical component product line of New Focus, Inc. The physical assets included development and production equipment as well as certain raw materials and finished goods inventories. New Focus assigned to the Company the intellectual property rights to 50 pending and issued patents, proprietary know-how, and trademarks associated with its passive components product line. New Focus retained exclusive rights for use of this intellectual property outside the field of fiber optic communications.

The Company agreed to pay New Focus total consideration of approximately $12.75 million including $6.75 million payable in the form of Finisar common stock. New Focus will also receive royalty payments that are subject to guaranteed minimum annual payments totaling $6.0 million during the first three years of the agreement. Royalty payments are based on a percentage of sales of all products that utilize the transferred technology.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Finisar Corporation

We have audited the accompanying consolidated balance sheets of Finisar Corporation as of April 30, 2002 and 2001, and the related consolidated statements of operations, convertible redeemable preferred stock, redeemable preferred stock and changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended April 30, 2002. These financial statements are the responsibility of Finisar Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Finisar Corporation at April 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Palo Alto, California
June 5, 2002

Market for Registrant's Common Stock and Related Stockholder Matters

Since our initial public offering on November 11, 1999, our common stock has traded on the Nasdaq National Market under the symbol "FNSR." The following table sets forth the range of high and low closing sales prices of our common stock for the periods indicated:

	High	Low
Fiscal 2002 Quarter Ended:		
April 30, 2002	$10.6900	$ 5.8600
January 31, 2002	$14.1900	$ 7.7200
October 31, 2001	$13.0000	$ 3.8400
July 31, 2001	$23.4500	$10.2400
Fiscal 2001 Quarter Ended:		
April 30, 2001	$38.8750	$ 6.7500
January 31, 2001	$38.9844	$22.1250
October 31, 2000	$48.3750	$24.2500
July 31, 2000	$38.1250	$20.5000

The closing price of our common stock as reported on the Nasdaq National Market on June 28, 2002 was $2.37. The approximate number of stockholders of record on June 28, 2002 was 570. This number does not include stockholders whose shares are held in trust by other entities. The number of beneficial stockholders of our shares is greater than the number of stockholders of record.

We have never declared or paid dividends on our common stock and currently do not intend to pay dividends in the foreseeable future so that we may reinvest our earnings in the development of our business. The payment of dividends in the future will be at the discretion of the Board of Directors.

Corporate and Shareholder Information

Senior Management Team

Jerry S. Rawls
President and Chief Executive Officer

Dr. Frank H. Levinson
Chairman and Chief Technical Officer

Mark J. Farley
Vice President, Transceiver Engineering

Dr. Jan Lipson
Vice President, Research and Business Development

Dr. Dallas W. Meyer
Vice President, Operations

Gregory H. Olsen, Ph.D.
Executive Vice President

Dick Woodrow
Vice President, Sales and Marketing

Stephen K. Workman
Vice President, Finance
Chief Financial Officer and Secretary

Board of Directors

Jerry S. Rawls
President and Chief Executive Officer
Finisar Corporation

Dr. Frank H. Levinson
Chairman and Chief Technical Officer
Finisar Corporation

Michael C. Child
Managing Director
TA Associates, Inc.

Roger J. Ferguson
Principal—VenCraft, LLC
Chairman—Semio Inc.

Larry D. Mitchell
Former General Manager
Hewlett-Packard Company

Gregory H. Olsen, Ph.D.
Executive Vice President
Finisar Corporation

Corporate Headquarters

Finisar Corporation
1308 Moffett Park Drive
Sunnyvale, CA 94089
Telephone: 408.548.1000

Additional Information

A copy of Finisar Corporation's annual report on Form 10-K for the fiscal year ended April 30, 2002, as filed with the Securities and Exchange Commission, is available on the Company's web site or by request to:

Investor Relations
Finisar Corporation
1308 Moffett Park Drive
Sunnyvale, CA 94089
Telephone: 408.542.5050
Investor Hotline: 866.GET.FNSR
Email: investor.relations@finisar.com

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 800.937.5449

Independent Auditors

Ernst & Young LLP
1451 California Avenue
Palo Alto, CA 94304

Legal Counsel

Gray Cary Ware Freidenrich LLP
400 Hamilton Avenue
Palo Alto, CA 94301

Stock Listings

Finisar Corporation common stock trades on The Nasdaq Stock Market® under the symbol FNSR.

Web Site

For current information on Finisar Corporation, visit our web site at www.finisar.com.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Finisar Corporation
1308 Moffett Park Drive . Sunnyvale, CA 94089
Email: sales@finisar.com . Web site: www.finisar.com